UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.20549

FORM 10-K

☒ **ANNUAL REPORT UNDER SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010

☐ **TRANSITION REPORT UNDER SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE TRANSITION PERIOD FROM _________ TO _________

COMMISSION FILE NUMBER 333-61610


11006952

BRAINSTORM CELL THERAPEUTICS INC.

(Exact Name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	20-8133057 (I.R.S. Employer Identification No.)
605 Third Avenue, 34th Floor New York NY (Address of principal executive offices)	10158 (Zip Code)

Registrant's telephone number, including area code:212 557-7200
Securities registered under Section 12(b) of the Act: None
Securities registered under Section 12(g) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.00005 par value	**OTC Markets Group**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer☐	Accelerated filer☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes☐ No ☒

The approximate aggregate market value of the voting and non-voting common equity held by non-affiliates of the issuer as of June 30, 2010 (the last business day of the registrant's most recently completed second fiscal quarter), was $13,930,908.

As of March 29, 2011, the number of shares outstanding of the registrant's common stock, $0.00005 par value per share, was 118,317,625.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive proxy statement (the "Definitive Proxy Statement") to be filed with the Securities and Exchange Commission relative to the registrant's 2011 Annual Meeting of Stockholders are incorporated by reference into Part III of this annual report.

BRAINSTORM CELL THERAPEUTICS, INC.
ANNUAL REPORT ON FORM 10-K
YEAR ENDED DECEMBER 31, 2010
TABLE OF CONTENTS

ITEM		Page
	PART I	
1.	Business	3
1A.	Risk Factors	14
1B.	Unresolved Staff Comments	19
2.	Properties	19
3.	Legal Proceedings	20
4.	Reserved	20
	PART II	
5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	20
6.	Selected Financial Data	21
7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	21
7A.	Quantitative and Qualitative Disclosures About Market Risk	26
8.	Financial Statements and Supplementary Data	27
9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	70
9A.	Controls and Procedures	70
9B.	Other Information	71
	PART III	
10.	Directors, Executive Officers and Corporate Governance	72
11.	Executive Compensation	72
12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	72
13.	Certain Relationships and Related Transactions, and Director Independence	73
14.	Principal Accounting Fees and Services	73
	PART IV	
15.	Exhibits, Financial Statement Schedules	73

PART I
SPECIAL NOTE

Unless otherwise specified in this annual report on Form 10-K, all references to currency, monetary values and dollars set forth herein shall mean United States (U.S.) dollars.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains numerous statements, descriptions, forecasts and projections, regarding Brainstorm Cell Therapeutics Inc. and its potential future business operations and performance. These statements, descriptions, forecasts and projections constitute "forward-looking statements," and as such involve known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity, performance and achievements to be materially different from any results, levels of activity, performance and achievements expressed or implied by any such "forward-looking statements." Some of these are described under "Risk Factors" in this annual report. In some cases you can identify such "forward-looking statementsR 21; by the use of words like "may," "will," "should," "could," "expects," "hopes," "anticipates," "believes," "intends," "plans," "estimates," "predicts," "likely," "potential," or "continue" or the negative of any of these terms or similar words. These "forward-looking statements" are based on certain assumptions that we have made as of the date hereof. To the extent these assumptions are not valid, the associated "forward-looking statements" and projections will not be correct. Although we believe that the expectations reflected in these "forward-looking statements" are reasonable, we cannot guarantee any future results, levels of activity, performance or achievements. It is routine for our internal projections and expectations to change as the year or each quarter in the year progresses, and therefore it should be clearly understood that the internal projections and beliefs upon which we base our expectations may change prior to the end of each quarter or the year. Although these expectations may change, we may not inform you if they do and we undertake no obligation to do so. We caution investors that our business and financial performance are subject to substantial risks and uncertainties. In evaluating our business, prospective investors should carefully consider the information set forth under the caption "Risk Factors" in addition to the other information set forth herein and elsewhere in our other public filings with the Securities and Exchange Commission.

Item 1. BUSINESS.

Company Overview

Brainstorm Cell Therapeutics Inc. ("Brainstorm" or the "Company") is a leading company developing stem cell therapeutic products based on technologies enabling the *in-vitro* differentiation of bone marrow stem cells into neural-like cells. The Company aims to become a leader in adult stem cell transplantation for neurodegenerative diseases. Our technology entails exploiting the patient's own bone marrow stem cells to generate glial-like cells that may provide an effective treatment for Amyotrophic Lateral Sclerosis ("ALS"), Parkinson's Disease ("PD"), Mult iple Sclerosis ("MS") and Spinal Cord Injury.

Our core technology was developed in collaboration with prominent neurologist, Prof. Eldad Melamed, former head of Neurology of the Rabin Medical Center and member of the Scientific Committee of the Michael J. Fox Foundation for Parkinson's Research, and expert Cell biologist Prof. Daniel Offen, of the Felsenstein Medical Research Center of Tel Aviv University.

The Company's team is among the first to demonstrate formation of neurotrophic-factor secreting cells (glial-like cells) from *in-vitro* differentiated bone marrow cells that produce neurotrophic factors ("NTF") including GDNF, BDNF and additional factors. Moreover, in research conducted by this team, implantation of these differentiated cells into brains of animal models that had been induced to Parkinsonian behavior markedly improved their condition.

The Company's aim is to provide neural-supporting stem cell transplants that are expected to maintain, preserve and possibly restore the damaged neurons, protecting them from further degeneration.

The Company holds exclusive worldwide rights to commercialize the technology, through a licensing agreement with Ramot, the technology transfer company of Tel Aviv University, Israel.

As a result of limited cash resources and the desire to take a faster path to clinical trials, since the fourth quarter of 2008 the Company has focused all of its efforts on ALS, and is currently not allocating resources towards PD or other neurodegenerative diseases.

We are currently initiating the clinical developmental stage of our technology and we intend to begin the process of seeking regulatory approval from regulatory agencies in the U.S and Europe.

In Israel, we have obtained Institutional Review Board ("IRB") approval for a Phase I/II clinical study in ALS patients at the Hadassah Medical Center.In October 2010, the Israeli Ministry of Health ("MOH") granted clearance for a Phase I/II clinical trial using the Company's autologous NurOwn™ stem cell therapy in patients with ALS. The clearance granted by the MOH to initiate the clinical trials was subject to some additional process specifications as well as completion of the sterility validation study for tests performed in the course of the process (in process controls) and at the end of the process. The sterility validation study reports were submitted to the MOH in February 2011 and we are currently awaiting final approval from the MOH.

In February 2011, the U.S. Food and Drug Administration ("FDA") granted Orphan Drug designation to the Company's NurOwn™ autologous adult stem cell product candidate for the treatment of ALS. Orphan status entitles BrainStorm to seven years of marketing exclusivity for NurOwn™ upon regulatory approval, as well as the opportunity to apply for grant funding from the U.S. government to defray costs of clinical trial expenses, tax credits for clinical research expenses and potential exemption from the FDA's application user fee.

Our efforts are directed at:

- Finalizing a GMP compliant production process;
- Demonstrating safety and efficacy in human ALS patients;
- Setting up centralized facilities to provide the therapeutic products and services for transplantation in patients in the US and in Europe, as part of the clinical development program; and
- Submitting an IND to the FDA.

Our Approach

Our research team led by Prof. Melamed and Prof. Offen has shown that human bone marrow mesenchymal stem cells can be expanded and induced to differentiate into two types of brain cells, neurons-like and astrocyte-like, each having different therapeutic potential, as follows:

NurOwn™ program one - Neurotrophic-factors ("NTF") secreting cells (MSC-NTF) - human bone marrow derived NTF secreting cells for treatment of, ALS, PD and MS. In-vitro differentiation of the expanded human bone marrow derived mesenchymal stem cells in a proprietary medium leads to the generation of neurotrophic-factors secreting cells. The in-vitro differentiated cells were shown to express and secrete GDNF, as well as other NTFs, into the growth medium. GDNF is a neurotrophic-factor, previously shown to protect, preserve and even restore neuronal function, particularly dopaminergic cells in PD, but also neuron function in other neurodegenerative pathologies such as ALS and Huntington's disease. Unfortunately, therapeutic application of GDNF is hampered by its poor brain penetration and stability. Attempting to inf use the protein directly to the brain is impractical and the alternative, using GDNF gene therapy, suffers from the limitations and risks of using viral vectors. Our preliminary results show that our NTF secreting cells, when transplanted into a 6-OHDA lesion PD rat model, show significant efficacy. Within weeks of the transplantation, there was an improvement of more than 50% in the animals' characteristic disease symptoms.

We have optimized the proprietary processes for induction of differentiation of human bone marrow derived mesenchymal stem cells into differentiated cells that produce NTF (MSC-NTF). The optimization and process development is conducted in Good Manufacturing Practice ("GMP") compliance.

NurOwn™ program two - Dopaminergic neuron-like cells - human bone marrow derived dopamine producing neural cells for restorative treatment in PD. Human bone marrow mesenchymal stem cells were isolated and expanded. Subsequent differentiation of the cell cultures in a proprietary differentiation medium generated cells with neuronal-like morphology and showing protein markers specific to neuronal cells. Moreover, the *in-vitro* differentiated cells were shown to express enzymes and proteins required for dopamine metabolism, particularly the enzyme tyrosine hydroxylase. Most importantly, the cells produce and release dopamine *in-vitro*. Further research consisting of implanting these cells in an animal model of PD (6-OHDA indu ced lesions), showed the differentiated cells exhibit long-term engraftment, survival and function *in vivo*. Most importantly, such implantation resulted in marked attenuation of their symptoms, essentially reversing their Parkinsonian movements.

Our technology is based on the NurOwn™ products - an autologous cell therapeutic modality, comprising the extraction of the patient bone marrow, processed into the appropriate neuronal-like cells and re-implanted into the patient's muscles or brain. This approach is taken in order to increase patient safety and minimize any chance of immune reaction or cell rejection.

The therapeutic modality will comprise the following:

- Bone marrow aspiration from patient;
- Isolation and expansion of the mesenchymal stem cells;
- Differentiation of the expanded stem cells into neurotrophic-factor secreting cells; and
- Autologous transplantation into the patient.

History

The Company was incorporated under the laws of the State of Washington on September 22, 2000, under the name Wizbang Technologies, Inc. and acquired the right to market and sell a digital data recorder product line in certain states in the U.S. Subsequently, the Company changed its name to Golden Hand Resources Inc. On July 8, 2004, the Company entered into the licensing agreement with Ramot to acquire certain stem cell technology and decided to discontinue all activities related to the sales of digital data recorder product. On November 22, 2004, the Company changed its name from Golden Hand Resources Inc. to Brainstorm Cell Therapeutics Inc. to better reflect its new line of business in development of novel cell therapies for neurodegenerative diseases. On October 25, 2004, the Company formed its wholly-owned subsidiary, Brainstorm Cell Therapeutics Ltd. in Israel. On December 18, 2006, the stockholders of the Company approved a proposal to change the state of incorporation of the Company from the State of Washington to the State of Delaware. The reincorporation was completed on December 21, 2006 through the merger of the Company into a newly formed, wholly-owned Delaware subsidiary of Brainstorm, also named Brainstorm Cell Therapeutics Inc.

Recent Developments

Brainstorm has initiated pilot manufacturing runs at the Hadassah Medical Center facility under good manufacturing practice standards, in preparation of producing clinical trial materials for Phase I/II clinical trial for ALS patients.

In October 2010, the Israeli Ministry of Health ("MOH") granted clearance for a Phase I/II clinical trial using the Company's autologous NurOwn™ stem cell therapy in patients with ALS. The clearance granted by the MOH to initiate the clinical trials is subject to some additional process specifications as well as completion of a sterility validation study for tests performed in the course of the process (in process controls) and at the end of the process. The sterility validation study reports were submitted to the MOH for approval in February 2011.

In February 2011, the U.S. Food and Drug Administration's Office of Orphan Products Developments granted Orphan Drug designation for the Company's NurOwn™ autologous adult stem cell product candidate for the treatment of ALS.

Between February 22, 2011 and February 27, 2011, we entered into Securities Purchase Agreements with institutional and individual investors pursuant to which the Company issued and sold 12,815,000 units comprised of shares of common stock and warrants for the purchase of common stock (the "Units") in exchange for $3,588,200 ($0.28 per Unit). Each Unit includes (i) one share of common stock, (ii) a warrant to purchase one-half of one share of our common stock until the first anniversary of the closing date at a purchase price of $0.28 per share and (iii) a warrant to purchase one share of our common stock until the second anniversary of the closing date at a purchase price of $0.50 per share. The warrants may only be exercised by the payment of the exercise price in cash. The warrants, if exercised in full , will result in additional cash proceeds to the Company of approximately $8.2 million.

Stem Cell Therapy

Our activities are within the stem cell therapy field. Stem cells are non-specialized cells with a potential for both self-renewal and differentiation into cell types with a specialized function, such as muscle, blood or brain cells. The cells have the ability to undergo asymmetric division such that one of the two daughter cells retains the properties of the stem cell, while the other begins to differentiate into a more specialized cell type. Stem cells are therefore central to normal human growth and development, and also are a potential source of new cells for the regeneration of diseased and damaged tissue. Stem cell therapy aims to restore diseased tissue function by the replacement and/or addition of healthy cells by stem cell transplants.

Currently, two principal platforms for cell therapy products are being explored: (i) embryonic stem cells ("ESC"), isolated from the inner mass of a few days old embryo; and (ii) adult stem cells, sourced from bone marrow, cord blood and various organs. Although ESCs are the easiest to grow and differentiate, their use in human therapy is limited by safety concerns associated with their tendency to develop Teratomas (a form of tumor) and their potential to elicit an immune reaction. In addition, ESC has generated much political and ethical debate due to their origin in early human embryos.

Cell therapy using adult stem cells does not suffer from the same concerns. Bone marrow is the tissue where differentiation of stem cells into blood cells (haematopoiesis) occurs. In addition, it harbors stem cells capable of differentiation into mesenchymal (muscle, bone, fat and other) tissues. Such mesenchymal stem cells have also been shown capable of differentiating into nerve, skin and other cells. In fact, bone marrow transplants have been safely and successfully performed for many years, primarily for treating leukemia, immune deficiency diseases, severe blood cell diseases, lymphoma and multiple myeloma. Moreover, bone marrow may be obtained through a simple procedure of aspiration, from the patient himself, enabling autologous cell therapy, thus obviating the need for donor matching, circumventing immune rejection and other immu nological mismatch risks, as well as avoiding the need for immunosuppressive therapy. We believe bone marrow, in particular autologous bone marrow, capable of *in-vitro* growth and multipotential differentiation, presents a preferable source of therapeutic stem cells.

Neurodegenerative Diseases

Studies of neurodegenerative diseases suggest that symptoms that arise in afflicted individuals are secondary to defects in neuron cell function and neural circuitry and, to date, cannot be treated effectively with systemic drug delivery. Consequently, alternative approaches for treating neurodegenerative diseases have been attempted, such as transplantation of cells capable of replacing or supplementing the function of damaged neurons. For such cell replacement therapy to work, implanted cells must survive and integrate, both functionally and structurally, within the damaged tissue.

Amyotrophic Lateral Sclerosis (ALS)

ALS, often referred to as "Lou Gehrig's disease," is a progressive neurodegenerative disease that affects nerve cells in the brain and the spinal cord. Motor neurons reach from the brain to the spinal cord and from the spinal cord to the muscles throughout the body. The progressive degeneration of the motor neurons in ALS eventually leads to death. As motor neurons degenerate, they can no longer send impulses to the muscle fibers that normally result in muscle movement. With voluntary muscle action progressively affected, patients in the later stages of the disease may become completely paralyzed. However, in most cases, mental faculties are not affected.

Approximately 6,000 people in the U.S. are diagnosed with ALS each year. It is estimated that as many as 30,000 Americans and 100,000 people across the western world may have the disease at any given time. Consequently, the total estimated cost of treating ALS patients is approximately $1.25 billion per year in the U.S. and $3 billion per year in the western world.

Description

Early symptoms of ALS often include increasing muscle weakness or stiffness, especially involving the arms and legs, speech, swallowing or breathing.

ALS is most often found in the 40 to 70 year age group with the same incidence as MS. There appear to be more MS sufferers because MS patients tend to live much longer, some for 30 years or more. The life expectancy of an ALS patient averages about two to five years from the time of diagnosis. However, up to 10% of ALS patients will survive more than ten years.

Current Treatments

The physician bases medication decisions on the patient's symptoms and the stage of the disease. Some medications used for ALS patients include:

- Riluzole - the only medication approved by the FDA to slow the progress of ALS. While it does not reverse ALS, Riluzole has been shown to reduce nerve damage. Riluzole may extend the time before a patient needs a ventilator (a machine to help breathe) and may prolong the patient's life by several months;

- Baclofen or Diazepam - these medications may be used to control muscle spasms, stiffness or tightening (spasticity) that interfere with daily activities; and

- Trihexyphenidyl or Amitriptyline - these medications may help patients who have excess saliva or secretions, and emotional changes.

Other medications may be prescribed to help reduce such symptoms as fatigue, pain, sleep disturbances, constipation, and excess saliva and phlegm.

Parkinson's Disease (PD)

Background

PD is a chronic, progressive disorder, affecting certain nerve cells, which reside in the Substantia Nigra of the brain and which produce dopamine, a neurotransmitter that directs and controls movement. In PD, these dopamine-producing nerve cells break down, causing dopamine levels to drop below the threshold levels and resulting in brain signals directing movement to become abnormal. The cause of the disease is unknown.

Over four million people suffer from PD in the western world, of whom about 1.5 million are in the United States. In over 85% of cases, PD occurs in people over the age of 65. Prevalence of PD is increasing in line with the general aging of the population. We believe the markets for pharmaceutical treatments for PD have a combined value of approximately $4 billion per year. However, these costs are dwarfed when compared to the total economic burden of the disease, which has been estimated by the National Institute of Neurological Disease ("NINDS") to exceed $26 billion annually in the U.S. alone, including costs of medical treatment, caring, facilities and other services, as well as loss of productivity of both patients and caregivers.

Description

The classic symptoms of PD are shaking (tremor), stiff muscles (rigidity) and slow movement (Bradykinesia). A person with fully developed PD may also have a stooped posture, a blank stare or fixed facial expression, speech problems and difficulties with balance or walking. Although highly debilitating, the disease is not life threatening and an average patient's life span is approximately 15 years.

Current Treatments

Current drug therapy for PD primarily comprises dopamine replacement, either directly (levodopa), with dopamine mimetics or by inhibition of its breakdown. Thus, the current drugs focus on treating the symptoms of the disease and do not presume to provide a cure.

Levodopa, which remains the standard and most potent PD medication available, has a propensity to cause serious motor response complications ("MRCs") with long-term use. Moreover, effective drug dosage often requires gradual increase, leading to more adverse side effects and eventual resistance to their therapeutic action. This greatly limits patient benefit. Therefore, physicians and researchers are continuously seeking levodopa-sparing strategies in patients with early-stage disease to delay the need for levodopa, as well as in patients with late stage disease who no longer respond to therapy.

Prescription drugs to treat PD currently generate sales of over $1 billion and the market is expected to grow to approximately $4 billion by 2011, driven by the increase in size of the elderly population and the introduction of new PD therapies that carry a higher price tag than the generic levodopa.

Another method for treating PD is Deep Brain Stimulation ("DBS"), which consists of transplanting electrodes deep into the brain to provide permanent electrical stimulation to specific areas of the brain and to cause a delay in the activity in those areas. However, DBS is problematic as it often causes uncontrollable and severe side effects such as bleeding in the brain, infection and depression. In addition, like drug therapy, DBS focuses on treating the symptoms of PD and does not provide a cure.

There is a greatly unsatisfied need for novel approaches towards management of PD. These include development of neurotrophic agents for neuroprotection and/or neurorestoration, controlling levodopa-induced adverse side effects, developing compounds targeting nondopaminergic systems (e.g., glutamate antagonists) controlling the motor dysfunction such as gait, freezing, and postural imbalance, treating and delaying the onset of disease-related dementia and providing simplified dosing regimens.

In addition to the symptomatic drug development approaches, there is an intense effort to develop cell and gene therapeutic "curative" approaches to restore the neural function in patients with PD, by (i) replacing the dysfunctional cells with dopamine producing cell transplant, or by (ii) providing growth factors and proteins, such as glial derived neurotrophic factor ("GDNF"), that can maintain or preserve the patient's remaining dopaminergic cells, protecting them from further degeneration. Preclinical evaluation of cell therapeutic approaches based on transplantation of dopaminergic neurons differentiated *in-vitro* from ESC, have been successful in ameliorating the parkinsonian behavior ofanimal models, as has direct gene therapy with vectors harboring the GDNF gene. However, these approaches are li mited, in the first case, by the safety and ethical considerations associated with use of ESC, and, in the second case, by the safety risks inherent to gene therapy.

In fact, PD is the first neurodegenerative disease for which cell transplantation has been attempted in humans, first with adrenal medullary cells and, later, with tissue grafts from fetal brains. About 300 such fetal transplants have already been performed and some benefits have been observed, mainly in younger patients. However, this approach is not only impractical but greatly limited by the ethical issues influencing the availability of human fetuses. The above considerations have led to intensive efforts to define and develop appropriate cells from adult stem cells.

Company Business Strategy

Our efforts are currently focused on the development of the technology to upscale the process from the lab stage to the clinical stage, with the following main objectives:

- Developing the cell differentiation process according to health regulation guidelines (cGMP);
- Demonstrating safety and efficacy in patients; and
- Setting up centralized facilities to provide NurOwn™ therapeutic products and services for transplantation in patients in the USA and in Europe.

We intend to develop the NurOwn™ therapeutic technology to reach clinical proof of concept and proceed to commercialization with companies experienced in advanced clinical development and commercialization. This approach is intended to generate an early inflow of up-front and milestone payments and to enhance our capacities in regulatory and clinical infrastructure while minimizing expenditure and risk.

Company Business Model

Our objective is to have the proprietary procedure adopted by many medical centers, throughout the U.S., Europe, Israel and East Asia for the treatment of ALS, PD, and other neurodegenerative diseases. Our intended procedure for supporting the degenerated neurons with healthy cells secreting Neurotrophic factors derived by differentiation of bone marrow cells, may be among the earliest successes of stem cell technologies and could be the starting point for a massive market potential in the area of autologous transplantation. A central laboratory would be responsible for processing bone marrow extracted from patients, enabling the production of the cells required for transplantation. Transplantation would be carried out by the medical centers, with revenues shared with us on an agreed basis.

We will consider seeking cooperation with a major strategic marketing partner, having established distribution channels and the ability to gain relatively fast access to the target markets.

Our approach will be optimized by working with a major partner. We believe there is a substantial market opportunity and cooperation with strategic partners would facilitate a more rapid and broad market penetration, by leveraging the partner's market credibility and the proven ability to provide service and support across a large and geographically spread target market.

Potential strategic partners include:

- Private Medical Center Chains - interested in expanding their service offerings and being associated with an innovative technology, thereby enhancing their professional standing and revenue potential; and

- Major Pharmaceutical and/or Medical Device Companies - seeking new product opportunities and/or wishing to maintain interest in the market, which may shift away from drugs towards surgical treatment.

We cannot guarantee that we will succeed in finding strategic partners that are willing to enter into collaborations for our potential products at the appropriate stage of development, on economic terms that are attractive to us or at all.

Our business model calls for significant investments in research and development. Our research and development expenditures (i) in 2010 (before participation by the Israeli Office of Chief Scientist) were $1,118,000, which included $325,000 in stock-based compensation and (ii) in 2009 (before Ramot reserve accrual and participation by the Israeli Office of Chief Scientist) were $1,069,000, which included $289,000 in stock-based compensation.

Intellectual Property

We have filed the following patent applications:

WO2004/046348 METHODS, NUCLEIC ACID CONSTRUCTS AND CELLS FOR TREATING NEURODEGENERATIVE DISORDERS. National phase filings in the United States. Substantive examination is ongoing in the U.S.

WO2006/134602 ISOLATED CELLS AND POPULATIONS COMPRISING SAME FOR THE TREATMENT OF CNS DISEASES. National phase filings in the U.S. and Europe. Substantive examination is ongoing in the U.S. and Europe. A divisional application has beed submitted in Europe.

A joint Brainstorm-Ramot patent application was submitted as PCT:

WO2009/144718MESENCHYMAL STEM CELLS FOR THE TREATMENT OF CNS DISEASES
National phase filings in the U.S., Europe and Israel.

The patent applications, as well as relevant know-how and research results are licensed from Ramot. We intend to work with Ramot to protect and enhance our mutual intellectual property rights by filing continuations and new patent applications on any improvements and any new discoveries arising in the course of research and development.

Research and License Agreement with Ramot

On July 8, 2004, we entered into a Research and License Agreement (the "Original Ramot Agreement") with Ramot, the technology licensing company of TelAvivUniversity, which agreement was amended on March 30, 2006 by the Amended Research and License Agreement (described below). Under the terms of the Original Ramot Agreement, Ramot granted to us an exclusive license to (i) the know-how and patent applications on the above-mentioned stem cell technology developed by the team led by Prof. Melamed and Prof. Offen, and (ii) the results of further research to be performed by the same team on the development of the stem cell technology. Simultaneously with the execution of the Original Ramot Agreement, we entered into individual consulting agreements with Prof. Melamed and Prof. Offen pursuant to which all intellectual property develo ped by Prof. Melamed or Prof. Offen in the performance of services thereunder will be owned by Ramot and licensed to us under the Original Ramot Agreement.

On March 30, 2006, we entered into an Amended Research and License Agreement (the "Amended Research and License Agreement") with Ramot. Under the Amended Research and License Agreement, the funding of further research relating to the licensed technology in an amount of $570,000 per year was reduced to $380,000 per year. Moreover, under the Amended Research and License Agreement, the initial period of time that we agreed to fund the research was extended from an initial period of two (2) years to an initial period of three (3) years. The Amended Research and License Agreement also extended the additional two-year period in the Original Ramot Agreement to an additional three-year period, if certain research milestones were met. In addition, the Amended Research and License Agreement reduced (i) certain royalties payments from five percent (5%) to three percent (3%) of all net s ales in cases of third party royalties and (ii) potential payments concerning sublicenses from 30% to 20-25% of sublicense receipts.

We entered into a Second Amended and Restated Research and License Agreement with Ramot on July 26, 2007. Like the Original Ramot Agreement, the amended license agreement imposed on us development and commercialization obligations, milestone and royalty payment obligations and other obligations.

In addition, in the event that the "research period", as defined in the amended license agreement, was extended for an additional three year period in accordance with the terms of the amended license agreement, then we had to make payments to Ramot during the first year of the extended research period in an aggregate amount of $380,000.

On December 24, 2009, we entered into a Letter Agreement (the "Letter Agreement") with Ramot, pursuant to which, among other things, Ramot agreed to: (i) release the Company from it's obligation to fund three years of additional research (which would have totaled $1,140,000); and (ii) accept 1,120,000 shares of common stock of the Company in lieu of $272,000 in past-due amounts. Pursuant to the Letter Agreement, the Company agreed, among other things, to: (i) reimburse Ramot for outstanding patent-related expenses; and (ii) abandon its rights in certain patents of Ramot.

As of March 30, 2011, Ramot had sold the 1,120,000 shares of common stock of the Company for $235,000 and the Company paid the remaining $5,000 to Ramot.

Government Regulations and Supervision

Once fully developed, we intend to market our bone marrow derived differentiated neurothrophic-factor secreting cell products, NurOwn™, for autologous transplantation in patients by neurosurgeons in medical facilities in the U.S., Europe, Japan and the Pacific Rim. Accordingly, we believe our research and development activities and the manufacturing and marketing of our technology are subject to the laws and regulations of governmental authorities in the United States and other countries in which our technology and products will be marketed. Specifically, in the U.S., the FDA, among other agencies, regulates new biological product approvals ("BLA") to establish safety and efficacy, as well as appropriate production of these products. Governments in other countries have similar requirements for testing and marketing.

As we are currently in the research and development stage of our technology and NurOwn™ cell product, we have initiated the process of seeking regulatory approval from the FDA and other regulatory agencies. We have retained/recruited expert regulatory consultants and employees to assist us in our approaches to the FDA. In our efforts to obtain regulatory approval, we have had a pre-Investigational New Drug ("IND") meeting with the FDA and we are planning to retain such expert regulatory consultants to assist the Company in its approach to the EMEA in order to get regulatory approval in Europe. We have also engaged a regulatory consultant to assist us with the regulatory authorities in Israel.

In February 2011, the U.S. Food and Drug Administration (FDA) has granted orphan drug designation to the Company's NurOwn™ autologous adult stem cell product candidate for the treatment of amyotrophic lateral sclerosis (ALS). Orphan status entitles BrainStorm to seven years of marketing exclusivity for NurOwn™ upon regulatory approval, as well as the opportunity to apply for grant funding from the U.S. government to defray costs of clinical trial expenses, tax credits for clinical research expenses and potential exemption from the FDA's application user fee.

Regulatory Process in the United States

Regulatory approval of new biological products is a lengthy procedure leading from development of a new product through pre-clinical animal testing and clinical studies in humans. This process is regulated by the FDA, may take a number of years, and requires the expenditure of significant resources. The Orphan Drug designation we have recently been granted by the FDA will no doubt assist us through the regulatory process. However, there can be no assurance that our technology will ultimately receive regulatory approval. We summarize below our understanding of the regulatory approval requirements that may be applicable to us if we pursue the process of seeking an approval from the FDA.

The Federal Food, Drug, and Cosmetic Act and other federal statutes and regulations govern or influence the research, testing, manufacture, safety, labeling, storage, record-keeping, approval, distribution, use, reporting, advertising and promotion of our future products. Non-compliance with applicable requirements can result in civil penalties, recall, injunction or seizure of products, refusal of the government to approve or clear product approval applications or to allow us to enter into government supply contracts, withdrawal of previously approved applications and criminal prosecution.

The FDA has developed and is continuously updating the requirements with respect to cell and gene therapy products and has issued documents concerning the regulation of cellular and tissue-based products, as new biological products. In order to file for a BLA, we will be required to develop our stem cell product in accordance with the regulatory guidelines for cell therapy and manufacture the cell products under GMP. GMP, or Good Manufacturing Practice, is a standard set of guidelines for pharmaceutical and bio-pharmaceutical production operations and facilities by the FDA and other health regulatory authorities, which apply caution in allowing any biologically active material to be administered into the human body.

Although there can be no assurance that the FDA will not choose to change its regulations, current regulation proposes that cell products which are manipulated, allogeneic, or as in our case, autologous but intended for a different purpose than the natural source cells (NurOwn™ are bone marrow derived and are intended for transplantation into the spinal cord, brain or into the muscles) must be regulated through a "tiered approach intended to regulate human cellular and tissue based products only to the extent necessary to protect public health". Thus the FDA requires: (i) preclinical laboratory and animal testing; (ii) submission of an IND exemption which must be in effect prior to the initiation of human clinical studies; (iii) adequate and well-controlled clinical trials to establish the safety and efficacy of the product for its intended use; (iv) submission to the FDA of a BLA; and (v) review and approval of the BLA as well as inspections of the manufacturing facility for GMP compliance, prior to commercial marketing of the product.

Generally, in seeking an approval from the FDA for sale of a new medical product, an applicant must submit proof of safety and efficacy. Such proof entails extensive pre-clinical studies in the lab and in animals and, if approved by the agency, in humans. The testing, preparation of necessary applications and processing of those applications by the FDA is expensive and may take several years to complete. There can be no assurance that the FDA will act favorably or in a timely manner in reviewing submitted applications, and an applicant may encounter significant difficulties or costs in its efforts to obtain FDA approvals. This, in turn, could delay or preclude the applicant from marketing any products it may develop. The FDA may also require post-marketing testing and surveillance of approved products, or place other conditions on the app rovals. These requirements could cause it to be more difficult or expensive to sell the products, and could therefore restrict the commercial applications of such products. Product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur following initial marketing. For patented technologies, delays imposed by the governmental approval process may materially reduce the period during which an applicant will have the exclusive right to exploit such technologies.

In order to conduct clinical trials of the proposed product, the manufacturer or distributor of the product will have to file an IND submission with the FDA for its approval to commence human clinical trials. The submission must be supported by data, typically including the results of pre-clinical and laboratory testing. Following submission of the IND, the FDA has 30 days to review the application and raise safety and other clinical trial issues. If an applicant is not notified of objections within that period, clinical trials may be initiated at a specified number of investigational sites with the number of patients, as applied. Clinical trials which are to be conducted in accordance with Good Clinical Practice ("GCP") guidelines are typically conducted in three sequential phases. Phase I represents the initial administratio n of the drug or biologic to a small group of humans, either healthy volunteers or patients, to test for safety and other relevant factors. Phase II involves studies in a small number of patients to explore the efficacy of the product, to ascertain dose tolerance and the optimal dose range and to gather additional data relating to safety and potential adverse affects. Once an investigational drug is found to have some efficacy and an acceptable safety profile in the targeted patient population, multi-center Phase III studies are initiated to establish safety and efficacy in an expanded patient population and multiple clinical study sites. The FDA reviews both the clinical plans and the results of the trials and may request an applicant to discontinue the trials at any time if there are significant safety issues.

In addition, the manufacturer of our cell therapy product, whether it is performed in-house or by a contract manufacturer, should be registered as a biologic product manufacturer with the FDA product approval process. The FDA may inspect the production facilities on a routine basis for compliance with the GMP and GTP guidelines for cell therapy products. The regulations of the FDA require that we, and/or any contract manufacturer, design, manufacture and service products and maintain documents in the prescribed manner with respect to manufacturing, testing, distribution, storage, design control and service activities. The FDA may prohibit a company from promoting an approved product for unapproved applications and reviews product labeling for accuracy.

Competition

We face significant competition in our efforts to develop our products and services, including: (i) cell therapies competing with NurOwn™ and its applications and (ii) other treatments or procedures to cure or slow the effects of ALS, PD and other neurodegenerative diseases. There are a number of companies developing cell therapies for ALS, among them are companies that are involved in the controversial fetal cell transplant or ESC-derived cell therapy, as well as companies developing adult stem cells. Other companies are developing traditional chemical compounds, new biological drugs, cloned human proteins and other treatments, which are likely to impact the markets, which we intend to target. We believe that as an autologous bone marrow derived product that has shown proof of concept *in-vitro* and in animal studies, NurOwn™ has a first mover advantage in the adult stem cell space and such space has competitive advantages over the fetal cell or ESC-derived cell space as it has a long safety record and does not have the same ethical limitations.

Employees

We currently have 10 scientific and administrative employees, 5 of whom are full-time. None of our employees is represented by a labor union and we believe that we have good relationships with our employees.

WHERE YOU CAN FIND MORE INFORMATION

We maintain a website at www.brainstorm-cell.com. We make available through our website, free of charge, our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as soon as reasonably practicable after we electronically file those reports with, or furnish them to, the Securities and Exchange Commission. We also similarly make available, free of charge through our website, the reports filed with the SEC by our executive officers, directors and 10% stockholders pursuant to Section 16 under the Exchange Act. We are not including the information contained at www.brainstorm-cell.com or at any other Internet address as part of , or incorporating it by reference into, this Annual Report on Form 10-K.

Item 1A. RISK FACTORS.

We operate in a rapidly changing environment that involves a number of risks, some of which are beyond our control. Forward looking statements in this report and those made from time to time by us through our senior management are made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward looking statements concerning the expected future revenues, earnings or financial results or concerning project plans, performance, or development of products and services, as well as other estimates related to future operations are necessarily only estimates of future results and there can be no assurance that actual results will not materially differ from expectations. Forward-looking statements represent management's current expectations and are inherently uncertain. We do not under take any obligation to update forward-looking statements. If any of the following risks actually occurs, our financial condition and operating results could be materially adversely affected.

We need to raise additional capital. If we are unable to raise additional capital on favorable terms and in a timely manner, we will not be able to execute our business plan and we could be forced to restrict or cease our operations. We will need to raise additional funds to meet our anticipated expenses so that we can execute our business plan. We expect to incur substantial and increasing net losses for the foreseeable future as we increase our spending to execute our development programs. Our auditors have expressed in their audit report that there is substantial doubt regarding our ability to continue as a going concern.

In recent months, we have entered into an investment agreement, pursuant to which the Company agreed to sell up to 12,815,000 shares of common stock of the Company, for an aggregate subscription price of up to $3.6 million and warrants to purchase up to 19,222,500 shares of common stock.However, we will still need to secure additional funds to carry outour plan of operations.

We may not be able to raise additional funds on favorable terms, or at all. If we are unable to obtain additional funds on favorable terms and in a timely fashion, we will be unable to execute our business plan and we will be forced to restrict or cease our operations.

Assuming we raise additional funds through the issuance of equity, equity-related or debt securities, these securities may have rights, preferences or privileges (including registrations rights) senior to those of the rights of our common stock and our stockholders will experience additional dilution.

Our business in the foreseeable future will be based on technology licensed from Ramot and if this license were to be terminated for any reason, including failure to make required payments, we would need to change our business strategy and we may be forced to cease our operations. Agreements we have with Ramot impose on us royalty payment obligations. If we fail to comply with these obligations, Ramot may have the right to terminate the license. If Ramot elects to terminate our license, we would need to change our business strategy and we may be forced to cease our operations. We currently do not owe Ramot any overdue payments.

Our company has a history of losses and we expect to incur losses for the foreseeable future. We had no revenues for the fiscal years ended December 31, 2010 or December 31, 2009. As a development stage company, we are in the early stages of executing our business plan. Our ability to operate successfully is materially uncertain and our operations are subject to significant risks inherent in a developing business enterprise. Most notably, we do not expect that any therapies resulting from our or our collaborators' research and development efforts will be commercially available for a significant number of years, if at all. We also do not expect to generate revenues from strategic partnerships or otherwise for at least the next 12 months, and likely longer. Fu rthermore, we expect to incur substantial and increasing operating losses for the next several years as we increase our spending to execute our development programs. These losses are expected to have an adverse impact on our working capital, total assets and stockholders' equity, and we may never achieve profitability.

The field of stem cell therapy is new and our development efforts may not yield an effective treatment of human diseases. Except for bone marrow transplants for neoplastic disease, the field of stem cell therapy remains largely untested in the clinical setting. Our intended cell therapeutic treatment methods for ALS and PD involve a new approach that has never been proven to work in humans. We are still conducting experimental testing in animals for our treatment and are going to conduct clinical trials, which, together with other stem cell therapies, may ultimately prove ineffective in treatment of human diseases. If we cannot successfully implement our stem cell therapy in human testing, we would need to change our business strategy and we may be forced to cease our operations.

We have limited experience in conducting and managing clinical trials and the application process necessary to obtain regulatory approvals. The Israeli Ministry of Health (MOH) has granted us clearance for a Phase I/II clinical trial using our autologous NurOwn™ stem cell therapy in patients with ALS, often referred to as Lou Gehrig's Disease. We are the first company to receive clearance from the MOH for a differentiated stem cell-based therapy in Israel. The Phase I/II clinical trial will be conducted in cooperation with the world-renowned Hadassah Medical Center and will be conducted by a joint team headed by the principal investigator Dimitrios Karussis, M.D., Ph.D., of the Hadassah Medical Center, and a scientific team from the Company headed by Prof. E ldad Melamed. The initial phase of the study is designed to establish the safety of NurOwn™ and will later be expanded to assess efficacy. The trial is expected to begin following validation of sterility tests requested by the MOH and screening of patients for the trial.

Our limited experience in conducting and managing clinical trials and the application process necessary to obtain regulatory approvals might prevent us from successfully designing or implementing a preclinical study or clinical trial. Cell-based therapy products, in general, may be susceptible to various risks, including undesirable and unintended side effects, unintended immune system responses, inadequate therapeutic efficacy or other characteristics that may prevent or limit their approval by regulators or commercial use. Many companies in the industry have suffered significant setbacks in advanced clinical trials, despite promising results in earlier trials. If our clinical trials are unsuccessful, or if we do not complete our clinical trials, we may not receive regulatory approval for or be able to commercialize our product candidate s.

If we do not succeed in conducting and managing our preclinical development activities or clinical trials, or in obtaining regulatory approvals, we might not be able to commercialize our product candidates, or might be significantly delayed in doing so, which will materially harm our business.

Our ability to generate revenues from any of our product candidates will depend on a number of factors, including our ability to successfully complete clinical trials, obtain necessary regulatory approvals and implement our commercialization strategy. In addition, even if we are successful in obtaining necessary regulatory approvals and bringing one or more product candidates to market, we will be subject to the risk that the marketplace will not accept those products. We may, and anticipate that we will need to, transition from a company with a research and development focus to a company capable of supporting commercial activities and we may not succeed in such a transition.

We are awaiting final approval from theIsraeli Ministry of Health (MOH), but we have not yet received regulatory approval from the FDA or any similar foreign regulatory authority for any indication. We cannot market any product candidate until regulatory agencies grant approval or licensure. In order to obtain regulatory approval for the sale of any product candidate, we must, among other requirements, provide the MOH, the FDA and similar foreign regulatory authorities with preclinical and clinical data that demonstrate to the satisfaction of regulatory authorities that our product candidates are safe and effective for each indication under the applicable standards relating to such product candidate. The preclinical studies and clinical trials of any product candi dates must comply with the regulations of the MOH, the FDA and other governmental authorities in the United States and similar agencies in other countries.

We may experience numerous unforeseen events during, or as a result of, the clinical trial process that could delay or prevent regulatory approval and/or commercialization of our product candidates, including the following:

- The FDA or similar foreign regulatory authorities may find that our product candidates are not sufficiently safe or effective or may find our processes or facilities unsatisfactory;
- Officials at the MOH, the FDA or similar foreign regulatory authorities may interpret data from preclinical studies and clinical trials differently than we do;
- Our clinical trials may produce negative or inconclusive results or may not meet the level of statistical significance required by the MOH, the FDA or other regulatory authorities, and we may decide, or regulators may require us, to conduct additional preclinical studies and/or clinical trials or to abandon one or more of our development programs;
- The MOH, the FDA or similar foreign regulatory authorities may change their approval policies or adopt new regulations;
- There may be delays or failure in obtaining approval of our clinical trial protocols from the MOH, the FDA or other regulatory authorities or obtaining institutional review board approvals or government approvals to conduct clinical trials at prospective sites;
- We, or regulators, may suspend or terminate our clinical trials because the participating patients are being exposed to unacceptable health risks or undesirable side effects;
- We may experience difficulties in managing multiple clinical sites;
- Enrollment in our clinical trials for our product candidates may occur more slowly than we anticipate, or we may experience high drop-out rates of subjects in our clinical trials, resulting in significant delays;
- We may be unable to manufacture or obtain from third party manufacturers sufficient quantities of our product candidates for use in clinical trials; and
- Our product candidates may be deemed unsafe or ineffective, or may be perceived as being unsafe or ineffective, by healthcare providers for a particular indication.

Any delay of regulatory approval may harm our business.

Our ability to commercialize the products we intend to develop will depend upon our ability to prove the efficacy and safety of these products according to government regulations. Our present and proposed activities are subject to extensive and rigorous regulation by governmental authorities in the U.S. and other countries. To clinically test, produce and market our proposed future products for human use, we must satisfy mandatory procedural and safety and efficacy requirements established by the FDA and comparable state and foreign regulatory agencies. Typically, such rules require that products be approved by the government agency as safe and effective for their intended use prior to being marketed. The approval process is expensive, time consuming and subject t o unanticipated delays. It takes years to complete the testing of a product, and failure can occur at any stage of testing. Our product candidates may not be approved. In addition, our product approvals could be withdrawn for failure to comply with regulatory standards or due to unforeseen problems after the product's marketing approval.

We may not be able to obtain regulatory approval of potential products, or may experience delays in obtaining such approvals, and we may consequently never generate revenues from product sales because of any of the following risks inherent in the regulation of our business:

- We may not be successful in obtaining the approval to perform clinical studies, including the approval the Israeli Ministry of Health to conduct clinical trials on ALS patients, an investigational new drug application, or IND, with respect to a proposed product;

- Preclinical or clinical trials may not demonstrate the safety and efficacy of proposed products satisfactory to the FDA or foreign regulatory authorities; or

- Completion of clinical trials may be delayed, or costs of clinical trials may exceed anticipated amounts (for example, negative or inconclusive results from a preclinical test or clinical trial or adverse medical events during a clinical trial could cause a preclinical study or clinical trial to be repeated, additional tests to be conducted or a program to be terminated, even if other studies or trials relating to the program are successful).

We may not be able to succeed in our business model of seeking to enter into collaborations at appropriate stages of development. We intend to enter into strategic partnerships as we progress towards advanced clinical development and commercialization with companies responsible for such activities. We intend to provide strategic partners with services required to process the NurOwn™ products for the clinical trials. It may be difficult for us to find third parties that are willing to enter into collaborations for our potential products at the appropriate stage of development, on economic terms that are attractive to us or at all. If we are not able to continue to enter into acceptable collaborations, we could fail in our strategy of generating an early inflow of up-front and milestone payments and to enhance our capacities in regulatory and clinical infrastructure while minimizing expenditure and risk and we could be required to undertake and fund further development, clinical trials, manufacturing and marketing activities solely at our own expense.

We may be dependent upon a company with which we enter into collaborations to conduct clinical trials and to commercialize our potential products. If we are ultimately successful in executing our strategy of securing collaborations with companies that would undertake advanced clinical development and commercialization of our products, we may not have day-to-day control over their activities. Any such collaborator may adhere to criteria for determining whether to proceed with a clinical development program under circumstances where we might have continued such a program. Potential collaborators may have significant discretion in determining the efforts and amount of resources that they dedicate to our collaborations or may be unwilling or unable to fulfill their ob ligations to us, including their development and commercialization. Potential collaborators may underfund or not commit sufficient resources to the testing, marketing, distribution or other development of our products. They may also not properly maintain or defend our intellectual property rights or they may utilize our proprietary information in such a way as to invite litigation that could jeopardize or potentially invalidate our proprietary information or expose us to potential liability. Potential collaboration partners may have the right to terminate the collaboration on relatively short notice and if they do so or if they fail to perform or satisfy their obligations to us, the development or commercialization of products would be delayed and our ability to realize any potential milestone payments and royalty revenue would be adversely affected.

We face significant competition in our efforts to develop cell therapies for ALS, PD and other neurodegenerative diseases. We face significant competition in our efforts to develop cell therapies and other treatment or procedures to cure or slow the effects of ALS, PD and other neurodegenerative diseases. Among our competitors are companies that are involved in the fetal cell transplant or embryonic stem cell derived cell therapy and companies developing adult stem cells. Other companies are developing traditional chemical compounds, new biological drugs, cloned human proteins and other treatments, which are likely to impact the markets that we intend to target. Many of our competitors possess longer operating histories and greater financial, managerial, scientifi c and technical resources than we do and some possess greater name recognition and established customer bases. Many also have significantly more experience in preclinical testing, human clinical trials, product manufacturing, the regulatory approval process and marketing and distribution than we do.

If Ramot is unable to obtain patents on the patent applications and technology exclusively licensed to us or if patents are obtained but do not provide meaningful protection, we may not be able to successfully market our proposed products. We rely upon the patent application as filed by Ramot and the license granted to us by Ramot under the Original Ramot Agreement. We agreed under the Original Ramot Agreement to seek comprehensive patent protection for all inventions licensed to us under the Original Ramot Agreement. However, we cannot be sure that any patents will be issued to Ramot as a result of its domestic or future foreign patent applications or that any issued patents will withstand challenges by others.

We also rely upon unpatented proprietary technology, know-how and trade secrets and seek to protect them through confidentiality agreements with employees, consultants and advisors. If these confidentiality agreements are breached, we may not have adequate remedies for the breach. In addition, others may independently develop or otherwise acquire substantially the same proprietary technology as our technology and trade secrets.

As a result of our reliance on consultants, we may not be able to protect the confidentiality of our technology, which, if disseminated, could negatively impact our plan of operations. We currently have relationships with two academic consultants who are not employed by us, and we may enter into additional relationships of such nature in the future. We have limited control over the activities of these consultants and can expect only limited amounts of their time to be dedicated to our activities. These persons may have consulting, employment or advisory arrangements with other entities that may conflict with or compete with their obligations to us. Our consultants typically sign agreements that provide for confidentiality of our proprietary information and results of studies. However, in connection with every relationship, we may not be able to maintain the confidentiality of our technology, the dissemination of which could hurt our competitive position and results of operations. To the extent that our scientific consultants develop inventions or processes independently that may be applicable to our proposed products, disputes may arise as to the ownership of the proprietary rights to such information, we may expend significant resources in such disputes and we may not win those disputes.

The price of our stock is expected to be volatile. The market price of our common stock has fluctuated significantly, and is likely to continue to be highly volatile. To date, the trading volume in our stock has been relatively low and significant price fluctuations can occur as a result. An active public market for our common stock may not continue to develop or be sustained. If the low trading volumes experienced to date continue, such price fluctuations could occur in the future and the sale price of our common stock could decline significantly. Investors may therefore have difficulty selling their shares.

Your percentage ownership will be diluted by future issuances of our securities. In order to meet our financing needs, we may issue additional significant amounts of our common stock and warrants to purchase shares of our common stock. The precise terms of any future financings will be determined by us and potential investors and such future financings may also significantly dilute your percentage ownership in the Company.

ACCBT Corp. holds equity participation rights that could affect our ability to raise funds. Pursuant to the subscription agreement with ACCBT Corp., a company under the control of Mr. Chaim Lebovits, our President, we granted ACCBT Corp. the right to acquire additional shares of our common stock whenever we issue additional shares of common stock or other securities of the Company, or options or rights to purchase shares of the Company or other securities directly or indirectly convertible into or exercisable for shares of the Company (including shares of any newly created class or series). This participation right could limit our ability to enter into equity financings and to raise funds from third parties.

You may experience difficulties in attempting to enforce liabilities based upon U.S. federal securities laws against us and our non-U.S. resident directors and officers. Our principal operations are located through our subsidiary in Israel and our principal assets are located outside the U.S. Our President, Chief Executive Officer, Chief Financial Officer, and some of our directors are foreign citizens and do not reside in the U.S. It may be difficult for courts in the U.S. to obtain jurisdiction over our foreign assets or these persons and as a result, it may be difficult or impossible for you to enforce judgments rendered against us or our directors or executive officers in U.S. courts. Thus, should any situation arise in the future in which you have a cause of action against these persons or entities, you are at greater risk in investing in our company rather than a domestic company because of greater potential difficulties in bringing lawsuits or, if successful, collecting judgments against these persons or entities as opposed to domestic persons or entities.

Political, economic and military instability in Israel may impede our ability to execute our plan of operations. Our principal operations and the research and development facilities of the scientific team funded by us under the Original Ramot Agreement are located in Israel. Accordingly, political, economic and military conditions in Israel may affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. Since October 2000, terrorist violence in Israel increased significantly and until they were recently revived, negotiations between Israel and Palestinian representatives had effectively ceased. Ongoing or revived hostilities or other factors related to Israel could ha rm our operations and research and development process and could impede our ability to execute our plan of operations.

Investors may face significant restrictions on the resale of our stock due to the way in which stock trades are handled by broker-dealers. Brokers may be less willing to execute transactions in securities subject to "penny stock" rules. This may make it more difficult for investors to dispose of shares of our common stock and cause a decline in the market value of our stock. Because of large broker-dealer spreads, investors may be unable to sell the stock immediately back to the broker-dealer at the same price the broker-dealer sold the stock to the investor. In some cases, the stock may fall quickly in value. Investors may be unable to reap any profit from any sale of the stock, if they can sell it at all. The market among broker-dealers may not be active. Investors in penny stocks often are unable t o sell stock back to the dealer that sold them the stock. The mark-ups or commissions charged by the broker-dealers may be greater than any profit a seller may make.

The trading price of our common stock entails additional regulatory requirements, which may negatively affect such trading price. Our common stock is currently listed on the OTC Markets Group, an over-the-counter electronic quotation service, which stock currently trades below $5.00 per share. We anticipate the trading price of our common stock will continue to be below $5.00 per share. As a result of this price level, trading in our common stock would be subject to the requirements of certain rules promulgated under the Securities Exchange Act of 1934, as amended. These rules require additional disclosure by broker-dealers in connection with any trades generally involving any non-NASDAQ equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Such rules require the delivery, before any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith, and impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors (generally institutions). For these types of transactions, the broker-dealer must determine the suitability of the penny stock for the purchaser and receive the purchaser's written consent to the transaction before sale. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in our common stock. As a consequence, the market liquidity of our common stock could be severely affected or limited by these regulatory requirements.

Item 1B. UNRESOLVED STAFF COMMENTS.

None.

Item 2. PROPERTIES.

The address of our principal executive offices is 605 Third Avenue, 34th Floor, New York, NY 10158.

On December 1, 2004, our Israeli subsidiary, Brainstorm Cell Therapeutics Ltd. entered into a lease agreement for the lease of premises in 12 Basel Street, Petach Tikva, Israel, which include approximately 600 square meters of office and laboratory space. The original term of the lease was 36 months, with two options to extend: one for an additional 24 months (the "First Option"); and one for an additional 36 months (the "Second Option"). We are currently in the Second Option period and rent is paid on a quarterly basis in the amount of NIS 32,200 (approximately $9,000) per month.

We expanded our Petach Tikva facility in 2008 to include an animal research facility.

Item 3. LEGAL PROCEEDINGS.

On April 17, 2008, Chapman, Spira & Carson, LLC ("CSC") filed a breach of contract complaint in the Supreme Court of the State of New York (the "Court") against the Company. The complaint alleges that the Company improperly terminated its contract with CSC. The complaint seeks, among other things, the following relief: (i) 400,000 shares of the common stock of the Company and (ii) warrants to purchase 250,000 shares of the common stock of the Company at an exercise price of $0.30 per share. Further, the complaint alleges that CSC performed its obligations under the contract and has suffered compensatory damages in an amount up to approximately $672,500. CSC also seeks costs and attorneys' fees. On June 5, 2008, the Company filed an answer with the Court. The Company believes CSC□ 7;s claims are without merit. We intend to vigorously defend our actions. We cannot predict the scope, timing or outcome of this matter. We cannot predict what impact, if any, this matter may have on our business, financial condition, results of operations and cash flow.

From time to time, we may become involved in litigation relating to claims arising out of operations in the normal course of business, which we consider routine and incidental to our business. We currently are not a party to any legal proceedings other than as described above, the adverse outcome of which, in management's opinion, would have a material adverse effect on our business, results of operation or financial condition.

Item 4. RESERVED.

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Market Information

Our common stock is currently traded on the OTCQB operated by the OTC Markets Group ("OTCQB") under the symbol "BCLI".The following table contains information about the range of high and low sales prices for our common stock based upon reports of transactions on the OTCQB.

Quarter Ended	High	Low
December 31, 2010	$ 0.30	$ 0.18
September 30, 2010	$ 0.26	$ 0.16
June 30, 2010	$ 0.34	$ 0.19
March 31, 2010	$ 0.47	$ 0.21
December 31, 2009	$ 0.44	$ 0.18
September 30, 2009	$ 0.49	$ 0.05
June 30, 2009	$ 0.10	$ 0.06
March 31, 2009	$ 0.22	$ 0.05

The source of these high and low prices was the OTCQB. These quotations reflect inter-dealer prices, without retail mark-up, markdown or commissions and may not represent actual transactions. The high and low prices listed have been rounded up to the next highest two decimal places.

Trades in our common stock may be subject to Rule 15g-9 of the Exchange Act, which imposes requirements on broker/dealers who sell securities subject to the rule to persons other than established customers and accredited investors. For transactions covered by the rule, broker/dealers must make a special suitability determination for purchasers of the securities and receive the purchaser's written agreement to the transaction before the sale.

The Securities and Exchange Commission also has rules that regulate broker/dealer practices in connection with transactions in "penny stocks." Penny stocks generally are equity securities with a price of less than $5.00 (other than securities listed on certain national exchanges, provided that the current price and volume information with respect to transactions in that security is provided by the applicable exchange or system). The penny stock rules require a broker/dealer, before effecting a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the Securities and Exchange Commission that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker/dealer also must provide the customer with curren t bid and offer quotations for the penny stock, the compensation of the broker/dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker/dealer and salesperson compensation information, must be given to the customer orally or in writing before effecting the transaction, and must be given to the customer in writing before or with the customer's confirmation. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for shares of common stock of the Company. As a result of these rules, investors may find it difficult to sell their shares.

Dividends

We have not paid or declared any cash or other dividends on our common stock within the last two years. Any future determination as to the payment of dividends will depend upon our results of operations, and on our capital requirements, financial condition and other factors relevant at the time.

Record Holders

As of March 30, 2011, there were approximately 87 holders of record of our common stock.

Equity Compensation Plans

Information regarding our equity compensation plans and the securities authorized under the plans is included in Item 12 below.

Recent Sales of Unregistered Securities

On February 7, 2011, we entered into a Securities Purchase Agreement with an investor pursuant to which the Company issued and sold 833,333 shares of our common stock, at a price of $0.30 per share, and a warrant to purchase 641,026 shares of our common stock until the first anniversary of the issuance date of the warrant at an exercise price of $0.39 per share for total proceeds of $250,000. The warrant may only be exercised by the payment of the exercise price in cash. The warrants, if exercised in full, will result in additional cash proceeds to the Company of approximately $250,000.

On February 18, 2011, upon conversion of a $135,000 4% Convertible Promissory Note, dated as of September 15, 2010, issued by the Company to Thomas B. Rosedale, the Company issued 445,617 shares of the Company's common stock to Thomas B. Rosedale upon receipt of written notice of his election to convert all of the outstanding principal and interest amount of the note into shares of the Company's common stock. The conversion price was $0.308.

The issuances of the securities described in this Item 5 were effected without registration in reliance upon Regulation D promulgated under Securities Act of 1933, as amended. No underwriters were involved with the issuance of such securities and no commissions were paid in connection with such transaction.

Item 6. SELECTED FINANCIAL DATA.

Not required.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Company Overview

The Company is a leading company developing stem cell therapeutic products based on breakthrough technologies enabling the *in-vitro* differentiation of bone marrow stem cells to neural-like cells. We aim to become a leader in adult stem cell transplantation for neurodegenerative diseases. Our focus is on utilizing the patient's own bone marrow stem cells to generate neuron-like cells that may provide an effective treatment initially for ALS, PD and Multiple Sclerosis.

Our core technology was developed in collaboration with prominent neurologist, Prof. Eldad Melamed, the former head of Neurology of the Rabin Medical Center and member of the Scientific Committee of the Michael J. Fox Foundation for Parkinson's Research, and expert cell biologist Prof. Daniel Offen, of the Felsenstein Medical Research Center of Tel Aviv University.

The Company's team is among the first to develop glial–like cells secreting neurotrophic factors ("NTF") including GDNF, BDNF from *in-vitro* propagated bone marrow cells.

Moreover, in research conducted by this team, implantation of these differentiated NTF secreting cells into brains of animal models that had been induced to Parkinsonian behavior, markedly improved their symptoms.

Our aim is to provide neural-supporting cell transplants that should maintain, preserve and restore the damaged and remaining dopaminergic cells in the patient's brain, protecting them from further degeneration.

The Company holds exclusive worldwide rights to commercialize the technology, through a licensing agreement with Ramot, the technology transfer company of Tel Aviv University.

As a result of limited cash resources and the desire to take a faster path to clinical trials, in the fourth quarter of 2008 the Company determined to focus all of its efforts on ALS, and we are currently not allocating resources towards PD or other neurodegenerative diseases.

On February 17, 2010, a wholly owned Israeli subsidiary of the Company entered into a series of agreements with Hadasit Medical Research Services and Development Ltd., a subsidiary of the Hadassah Medical Organization ("Hadassah") to conduct clinical trials to evaluate the safety of the Company's treatment using mesenchymal bone marrow stem cells secreting neurotrophic factors in ALS patients at the Hadassah Medical Center. Hadassah's Institutional Review Board approved the commencement of such clinical trials, pending approval by the MOH.

We are going to begin the process of seeking regulatory approval from regulatory agencies in the U.S and Europe. Our efforts are directed at the development of the technology from the lab to the clinic with the following main objectives:

- Developing the cell differentiation process in compliance with the US Food and Drug Administration ("FDA") and the European agency for evaluation of medical product ("EMEA") guidelines;
- Demonstrating safety and efficacy in animals and in human patients; and
- Setting up centralized facilities to provide the therapeutic products and services for transplantation in patients.

Results of Operations

The Company has been a development stage company since its inception. For the period from inception (September 22, 2000) until December 31, 2010, the Company did not generate any revenues from operations. The Company does not expect to generate revenues from operations until 2013. In addition, the Company incurred operating costs and expenses of approximately $2,589,000 during the year ending December 31, 2010, and approximately $37,528,000 for the period from inception (September 22, 2000) through December 31, 2010. Operating expenses incurred since inception were approximately $14,798,000 for general and administrative expenses and $22,730,000 for research and development costs.

Research and Development, net:

Research and development expenses, net for the year ended December 31, 2010 and 2009 were $1,045,000 and $181,000, respectively. In addition, the Company grant from The Office of the Chief Scientist increased by $212,000 to $340,000 for the year ended December 31, 2010 from $128,000 for the year ended December 31, 2009.

The increase in research and development expenses, net for the year ended December 31, 2010 is primarily due to: (i) development conducted in 2010 in Good Manufacturing Practice ("GMP") in Hadassah; and (ii) a settlement agreement with Ramot, under which Ramot released the Company from its obligation to fund the extended research period; the Company reversed an amount equal to $760,000 that accumulated in the past years for the extended research period.

General and Administrative

General and administrative expenses for the years ended December 31, 2010 and 2009 were $1,544,000 and $1,569,000, respectively. General and administrative expenses for the year ended December 31, 2010 consisted of $560,000 in stock-based compensation expenses and $984,000 in salary, legal, audit, public and investor relations and other expenses. General and administrative expenses for the year ended December 31, 2009 consisted of $895,000 in stock-based compensation expenses and $674,000 in salary, legal, audit, public and investor relations and other expenses.

The increase in general and administrative expenses, excluding stock-based compensation expenses, for the year ended December 31, 2010 is primarily due to an increase legal expenses, public relation expenses and costs relating to trading of our common stock.

Financial Expenses

Financial income for the year ended December 31, 2010 was $189,000 compared to financial expenses of $31,000 for the year ended December 31, 2009.

The increase in financial income for the year ended December 31, 2010 is primarily due to a conversion of debt to subcontractors to common stock of the Company. The expenses of the common stock issued upon the conversion is lower than the debt.

Net Loss

Net loss for the year ended December 31, 2010 was $2,419,000, as compared to a net loss of $1,781,000for the year ended December 31, 2009. Net loss per share for the year ended December 31, 2010 was $0.03, as it was for the year ended December 31, 2009.

The increase in the net loss for the year ended December 31, 2010 is due to a (i) development in GMP in Hadassah facilities, and (ii) beginning of clinical trials.

The weighted average number of shares of common stock used in computing basic and diluted net loss per share for the year ended December 31, 2010 was 89,094,403, compared to 61,151,011 for the year ended December 31, 2009.

The increase in the weighted average number of shares of common stock used in computing basic and diluted net loss per share for the year ended December 31, 2010 was due to (i) the issuance of shares in a private placement, (ii) the conversion of convertible loans, (iii) the exercise of warrants and (iv) the issuance of shares to service providers.

Liquidity and Capital Resources

The Company has financed its operations since inception primarily through private sales of its common stock and warrants and the issuance of convertible promissory notes. At December 31, 2010, we had $579,000 in total current assets and $1,423,000 in total current liabilities.

Net cash used in operating activities was $2,069,000 for the year ended December 31, 2010. Cash used for operating activities in the year ended December 31, 2010 was primarily for (i) payment of salaries and fees to our employees, rent and operation of clean room, consultants, subcontractors and services providers, (ii) purchase of laboratory materials and (iii) Company operations.

Net cash provided by investing activities was $1,000 for the year ended December 31, 2010. Cash used for investing activities in the year ended December 31, 2010 was primarily due to the increase in the lease deposit.

Net cash provided by financing activities was $2,160,000 for the year ended December 31, 2010 and is primarily attributable to funds received from private investors.

Our cash needs for the next 12 months include the payments due under an agreement with Hadassah to conduct clinical trials in ALS patients, under which we must pay to Hadassah an amount of (i) up to $38,190 per patient (up to $992,880 in the aggregate) and (ii) $31,250 per month for rent and operation of clean room for cell differentiation for Hadassah's clinical trials.

Our other cash needs for the next 12 months will include payments of/to (i) employee salaries, (ii) patents, (iii) construction fees for facilities to be used in our research and development and (iv) fees to our consultants and legal advisors.

In addition, the Company owes Mr. Abraham Efrati, our former chief executive officer, $295,000 for his services rendered in 2008 and 2009 as the chief executive officer of the Company.

We had a licensing agreement with Ramot under which we owed approximately $95,000 per quarter. However, on December 24, 2009, we entered into a Letter Agreement (the "Letter Agreement") with Ramot, pursuant to which, among other things, Ramot agreed to: (i) release the Company from it's obligation to fund three years of additional research (which would have totaled $1,140,000); and (ii) accept shares of common stock of the Company in lieu of $272,000 is past-due amounts. As of March 30, 2011, Ramot exercised shares of common stock of the Company for $235,000 and the Company paid the $5,000 remaining to Ramot. Pursuant to the Letter Agreement, the Company agreed, among other things, to: (i) reimburse Ramot for outstanding patent-related expenses; and (ii) abandon its rights in certain patents of Ramo t.

On July 2, 2007, we entered into a subscription agreement with ACCBT Corp., pursuant to which we agreed to sell and issue (i) up to 27,500,000 shares of our common stock for an aggregate subscription price of up to $5.0 million, and (ii) for no additional consideration, warrants to purchase up to 30,250,000 shares of our common stock. Subject to certain closing conditions, separate closings of the purchase and sale of the shares and the warrants were scheduled to take place from August 30, 2007 through November 15, 2008.

On August 18, 2009, we entered into an amendment to the subscription agreement with ACCBT Corp. (the "Amendment"). Pursuant to the Amendment: (i) ACCBT Corp. agreed to invest the remaining amount (approximately $1,000,000) under the subscription agreement at a price per share of $0.12 (instead of a price per share of $0.1818) in monthly installments of not less than $50,000 beginning in August 2009; (ii) the exercise price of the final 10,083,334 warrants decreased from $0.36 to $0.29; (iii) the expiration date of all warrants extended from November 5, 2011 to November 5, 2013; and (iv) the purchase price per share of all 27,500,000 shares purchased pursuant to the subscription agreement decreased from $0.1818 to $0.12, which repricing applied retroactively to all shares purchased by ACCBT Corp. prior to the Amendment. As of March 30, 2011, ACCBT Corp. h ad invested the full $5.0 million.

On January 25, 2010, we entered into a Subscription Agreement with Reytalon Ltd, pursuant to which the Company issued 1,250,000 shares of common stock of the Company to Reytalon Ltd at a purchase price of $0.20 per share for total gross proceeds of $250,000 paid to the Company and a warrant to purchase up to an additional 1,250,000 shares of the Company's common stock at an exercise price of $0.50 per share and which is exercisable until January 24, 2012.

On February 17, 2010, we entered into Securities Purchase Agreements with three individual investors, pursuant to which the Company agreed to issue to the Investors an aggregate of 6,000,000 shares of common stock and two-year warrants to purchase 3,000,000 shares of common stock with an exercise price of $0.50 in exchange for $1,500,000. On March 2, 2010, the transaction was completed and the Company received the $1,500,000 investment.

Between February 22, 2011 and February 27, 2011, we entered into Securities Purchase Agreements with institutional and individual investors pursuant to which the Company issued and sold 12,815,000 units comprised of shares of common stock and warrants for the purchase of common stock (the "Units") in exchange for $3,588,200 ($0.28 per Unit). Each Unit includes (i) one share of common stock, (ii) a warrant to purchase one-half of one share of our common stock until the first anniversary of the closing date at a purchase price of $0.28 per share and (iii) a warrant to purchase one share of our common stock until the second anniversary of the closing date at a purchase price of $0.50 per share. The warrants may only be exercised by the payment of the exercise price in cash. The warrants, if exercised in full , will result in additional cash proceeds to the Company of approximately $8.2 million.

We will need to raise additional capital in order to meet our anticipated expenses. If we are not able to raise substantial additional capital, we may not be able to continue to function as a going concern and we may have to cease operations. Even if we obtain funding sufficient to continue functioning as a going concern, we will be required to raise a substantial amount of capital in the future in order to reach profitability and to complete the commercialization of our products. Our ability to fund these future capital requirements will depend on many factors, including the following:

- our ability to obtain funding from third parties, including any future collaborative partners;
- the scope, rate of progress and cost of our clinical trials and other research and development programs;
- the time and costs required to gain regulatory approvals;
- the terms and timing of any collaborative, licensing and other arrangements that we may establish;

- the costs of filing, prosecuting, defending and enforcing patents, patent applications, patent claims, trademarks and other intellectual property rights;
- the effect of competition and market developments;
- Pre-clinical and clinical trial results,.

Off Balance Sheet Arrangements

We have no off balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK.

Not required.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

BRAINSTORM CELL THERAPEUTICS INC. AND SUBSIDIARY
(A development stage company)

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010

U.S. DOLLARS IN THOUSANDS
(Except share data)

BRAINSTORM CELL THERAPEUTICS INC. AND SUBSIDIARY
(A development stage company)

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010

U.S. DOLLARS IN THOUSANDS
(Except share data)

INDEX

	Page
Report of independent Registered Public Accounting Firm	29
Consolidated Balance Sheets	30
Consolidated Statements of Operations	31
Statements of Changes in Stockholders' Equity (Deficiency)	32 - 39
Consolidated Statements of Cash Flows	40
Notes to Consolidated Financial Statements	41 - 69



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
BRAINSTORM CELL THERAPEUTICS Inc. (A Development Stage Company)

We have audited the accompanying consolidated balance sheet of BRAINSTORM CELL THERAPEUTICS Inc. and subsidiary (a development stage company) (the "Company") as of December 31, 2010 and 2009, and the related consolidated statement of income, stockholders' deficiency, and cash flows for each of the two years in the period ended December 31, 2010 and for the period from September 22, 2000 (date of inception) to December 31, 2010. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on the financial statements based on our audits.

The financial statements for the period from September 22, 2000 (inception) through December 31, 2007, were audited by other auditors. The consolidated financial statements for the period from September 22, 2000 (inception) through December 31, 2007 included a net loss of $32,488,000. Our opinion on the consolidated statements of operations, changes in stockholders' deficiency and cash flows for the period from September 22, 2000 (inception) through December 31, 2010, insofar as it relates to amounts for prior periods through December 31, 2007, is based solely on the report of other auditors. The other auditors report dated April 13, 2008 expressed an unqualified opinion, and included an explanatory paragraph concerning an uncertainty about the Company's ability to continue as a going concern, and reg arding the status of the Company research and development license agreement with Ramot.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, ev idence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditor, such consolidated financial statements present fairly, in all material respects, the financial position of BRAINSTORM CELL THERAPEUTICS Inc. and subsidiary as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2010 and for the period from September 22, 2000 (date of inception) to December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is a development stage enterprise engaged in developing stem cell therapeutic products based on technologies enabling the in-vitro differentiation of bone marrow stem cells into neural-like cells. The Company's working capital deficiency and operating losses since inception through December 31, 2010 raise substantial doubts about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note 1 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

/s/ Brightman Almagor Zohar & Co.
Brightman Almagor Zohar & Co.
Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel
March 30, 2011

BRAINSTORM CELL THERAPEUTICS INC. AND SUBSIDIARY
(A development stage company)

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands
(Except share data)

	December 31, 2010	December 31, 2009
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 93	$ 1
Other receivable and prepaid expenses (Note 5)	486	86
Total current assets	579	87
Long-Term Investments:		
Prepaid expenses	1	7
Severance pay fund	90	88
Total long-term investments	91	95
Property and Equipment, Net (Note 6)	419	575
Total assets	$ 1,089	$ 757
LIABILITIES AND STOCKHOLDERS' DEFICIENCY		
Current Liabilities:		
Short term Credit from bank	$ -	$ 46
Trade payables	307	600
Other accounts payable and accrued expenses (Note 7)	979	1,418
Short-term convertible note (Note 8)	137	135
Short-term convertible loans (Note 9)	-	189
Total current liabilities	1,423	2,388
Accrued Severance Pay	125	112
Total liabilities	1,548	2,500
Stockholders' Deficiency:		
Stock capital: (Note 11)	5	4
Common stock of $0.00005 par value - Authorized: 800,000,000 shares at December 31, 2010 and December 31, 2009; Issued and outstanding: 95,832,978 and 76,309,152 shares at December 31, 2010 and December 31, 2009 respectively.		
Additional paid-in-capital	39,696	35,994
Deficit accumulated during the development stage	(40,160)	(37,741)
Total stockholders' deficiency	(459)	(1,743)
Total liabilities and stockholders' deficiency	$ 1,089	$ 757

The accompanying notes are an integral part of the consolidated financial statements.

BRAINSTORM CELL THERAPEUTICS INC. AND SUBSIDIARY
(A development stage company)

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands
(Except share data)

	Year ended December 31, 2010	Year ended December 31, 2009	Period from September 22, 2000 (inception date) through December 31, 2010
Operating costs and expenses:			
Research and development, net (Note 12)	$ 1,045	$ 181	$ 22,730
General and administrative	1,544	1,569	14,798
Total operating costs and expenses	2,589	1,750	37,528
Financial (income) expenses, net	(189)	31	2,396
Operating loss	2,400	1,781	39,924
Taxes on income (Note 13)	19	-	72
Loss from continuing operations	2,419	1,781	39,996
Net loss from discontinued operations	-	-	164
Net loss	$ 2,419	$ 1,781	$ 40,160
Basic and diluted net loss per share from continuing operations	$ 0.03	$ 0.03	
Weighted average number of shares outstanding used in computing basic and diluted net loss per share	89,094,403	61,151,011	

The accompanying notes are an integral part of the consolidated financial statements

BRAINSTORM CELL THERAPEUTICS INC. AND SUBSIDIARY
(A development stage company)

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIENCY)
U.S. dollars in thousands
(Except share data)

	Common stock		Additional paid-in capital	Deferred Stock - based compensation	Deficit accumulated during the development stage	Total stockholders' equity (deficiency)
	Number	Amount				
Balance as of September 22, 2000 (date of inception)	-	$ -	$ -	$ -	$ -	$ -
Stock issued on September 22, 2000 for cash at $0.00188 per share	8,500,000	1	16	-	-	17
Stock issued on June 30, 2001 for cash at $0.0375 per share	1,600,000	* -	60	-	-	60
Contribution of capital	-	-	8	-	-	8
Net loss	-	-	-	-	(17)	(17)
Balance as of March 31, 2001	10,100,000	1	84	-	(17)	68
Contribution of capital	-	-	11	-	-	11
Net loss	-	-	-	-	(26)	(26)
Balance as of March 31, 2002	10,100,000	1	95	-	(43)	53
Contribution of capital	-	-	15	-	-	15
Net loss	-	-	-	-	(47)	(47)
Balance as of March 31, 2003	10,100,000	1	110	-	(90)	21
2-for-1 stock split	10,100,000	* -	-	-	-	-
Stock issued on August 31, 2003 to purchase mineral option at $0.065 per share	100,000	* -	6	-	-	6
Cancellation of shares granted to Company's President	(10,062,000)	* -	* -	-	-	-
Contribution of capital	-	* -	15	-	-	15
Net loss	-	-	-	-	(73)	(73)
Balance as of March 31, 2004	10,238,000	$ 1	$ 131	$ -	$ (163)	$ (31)

* Represents an amount less than $1.

The accompanying notes are an integral part of the consolidated financial statements

BRAINSTORM CELL THERAPEUTICS INC. AND SUBSIDIARY
(A development stage company)

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIENCY)
U.S. dollars in thousands
(Except share data)

	Common stock		Additional paid-in capital	Deferred Stock - based compensation	Deficit accumulated during the development stage	Total stockholders' equity (deficiency)
	Number	Amount				
Balance as of March 31, 2004	10,238,000	$ 1	$ 131	$ -	$ (163)	$ (31)
Stock issued on June 24, 2004 for private placement at $0.01 per share, net of $25,000 issuance expenses	8,510,000	* -	60	-	-	60
Contribution capital	-	-	7	-	-	7
Stock issued in 2004 for private placement at $0.75 per unit	1,894,808	* -	1,418	-	-	1,418
Cancellation of shares granted to service providers	(1,800,000)	* -		-	-	-
Deferred stock-based compensation related to options granted to employees	-	-	5,979	(5,979)	-	-
Amortization of deferred stock-based compensation related to shares and options granted to employees	-	-	-	584	-	584
Compensation related to shares and options granted to service providers	2,025,000	* -	17,506	-	-	17,506
Net loss	-	-	-	-	(18,840)	(18,840)
Balance as of March 31, 2005	20,867,808	$ 1	$ 25,101	$ (5,395)	$ (19,003)	$ 704

* Represents an amount less than $1.

The accompanying notes are an integral part of the consolidated financial statements

BRAINSTORM CELL THERAPEUTICS INC. AND SUBSIDIARY
(A development stage company)

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIENCY)
U.S. dollars in thousands
(Except share data)

	Common stock		Additional paid-in capital	Deferred Stock - based compensation	Deficit accumulated during the development stage	Total stockholders' equity (deficiency)
	Number	Amount				
Balance as of March 31, 2005	20,867,808	$ 1	$ 25,101	$ (5,395)	$ (19,003)	$ 704
Stock issued on May 12, 2005 for private placement at $0.8 per share	186,875	* -	149	-	-	149
Stock issued on July 27, 2005 for private placement at $0.6 per share	165,000	* -	99	-	-	99
Stock issued on September 30, 2005 for private placement at $0.8 per share	312,500	* -	225	-	-	225
Stock issued on December 7, 2005 for private placement at $0.8 per share	187,500	* -	135	-	-	135
Forfeiture of options granted to employees	-	-	(3,363)	3,363	-	-
Deferred stock-based compensation related to shares and options granted to directors and employees	200,000	* -	486	(486)	-	-
Amortization of deferred stock-based compensation related to options and shares granted to employees and directors	-	-	51	1,123	-	1,174
Stock-based compensation related to options and shares granted to service providers	934,904	* -	662	-	-	662
Reclassification due to application of ASC 815-40-25 (formerly EITF 00-19)	-	-	(7,906)	-	-	(7,906)
Beneficial conversion feature related to a convertible bridge loan	-	-	164	-	-	164
Net loss	-	-	-	-	(3,317)	(3,317)
Balance as of March 31, 2006	22,854,587	$ 1	$ 15,803	$ (1,395)	$ (22,320)	$ (7,911)

* Represents an amount less than $1.

The accompanying notes are an integral part of the consolidated financial statements

BRAINSTORM CELL THERAPEUTICS INC. AND SUBSIDIARY
(A development stage company)

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIENCY)
U.S. dollars in thousands
(Except share data)

	Common stock		Additional paid-in capital	Deferred Stock - based compensation	Deficit accumulated during the development stage	Total stockholders' equity (deficiency)
	Number	Amount				
Balance as of March 31, 2006	22,854,587	$ 1	$ 15,803	$ (1,395)	$ (22,320)	$ (7,911)
Elimination of deferred stock compensation due to implementation of ASC 718-10 (formerly SFAS 123(R))	-	-	(1,395)	1,395	-	-
Stock-based compensation related to shares and options granted to directors and employees	200,000	* -	1,168	-	-	1,168
Reclassification due to application of ASC 815-40-25 (formerly EITF 00-19)	-	-	7,191	-	-	7,191
Stock-based compensation related to options and shares granted to service providers	1,147,225	-	453	-	-	453
Warrants issued to convertible note holder	-	-	11	-	-	11
Warrants issued to loan holder	-	-	110	-	-	110
Beneficial conversion feature related to convertible bridge loans	-	-	1,086	-	-	1,086
Net loss	-	-	-	-	(3,924)	(3,924)
Balance as of December 31, 2006	24,201,812	$ 1	$ 24,427	$ -	$ (26,244)	$ (1,816)

* Represents an amount less than $1.

The accompanying notes are an integral part of the consolidated financial statements

BRAINSTORM CELL THERAPEUTICS INC. AND SUBSIDIARY
(A development stage company)

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIENCY)
U.S. dollars in thousands
(Except share data)

	Common stock		Additional paid-in capital	Deferred Stock - based compensation	Deficit accumulated during the development stage	Total stockholders' equity (deficiency)
	Number	Amount				
Balance as of December 31, 2006	24,201,812	$ 1	$ 24,427	$ -	$ (26,244)	$ (1,816)
Stock-based compensation related to options and shares granted to service providers	544,095	-	1,446	-	-	1,446
Warrants issued to convertible note holder	-	-	109	-	-	109
Stock-based compensation related to shares and options granted to directors and employees	200,000	* -	1,232	-	-	1,232
Beneficial conversion feature related to convertible loans	-	-	407	-	-	407
Conversion of convertible loans	725,881	* -	224	-	-	224
Exercise of warrants	3,832,621	* -	214	-	-	214
Stock issued for private placement at $0.1818 per unit, net of finder's fee	11,500,000	1	1,999	-	-	2,000
Net loss	-	-	-	-	(6,244)	(6,244)
Balance as of December 31, 2007	41,004,409	$ 2	$ 30,058	$ -	$ (32,488)	$ (2,428)

* Represents an amount less than $1.

The accompanying notes are an integral part of the consolidated financial statements

BRAINSTORM CELL THERAPEUTICS INC. AND SUBSIDIARY
(A development stage company)

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIENCY)
U.S. dollars in thousands
(Except share data)

	Common stock		Additional paid-in capital	Deferred Stock - based compensation	Deficit accumulated during the development stage	Total stockholders' equity (deficiency)
	Number	Amount				
Balance as of December 31, 2007	41,004,409	$ 2	$ 30,058	$ -	$ (32,488)	$ (2,428)
Stock-based compensation related to options and stock granted to service providers	90,000	-	33	-	-	33
Stock-based compensation related to stock and options granted to directors and employees	-	-	731	-	-	731
Conversion of convertible loans	3,644,610	*-	1,276	-	-	1,276
Exercise of warrants	1,860,000	*-	-	-	-	-
Exercise of options	17,399	*-	3	-	-	3
Stock issued for private placement at $0.1818 per unit, net of finder's fee	8,625,000	1	1,499	-	-	1,500
Subscription of shares for private placement at $0.1818 per unit	-	-	281	-	-	281
Net loss	-	-	-	-	(3,472)	(3,472)
Balance as of December 31, 2008	55,241,418	$ 3	$ 33,881	$ -	$ (35,960)	$ (2,076)

* Represents an amount less than $1.

The accompanying notes are an integral part of the consolidated financial statements

BRAINSTORM CELL THERAPEUTICS INC. AND SUBSIDIARY
(A development stage company)

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIENCY)
U.S. dollars in thousands
(Except share data)

	Common stock		Additional paid-in capital	Deferred Stock - based compensation	Deficit accumulated during the development stage	Total stockholders' equity (deficiency)
	Number	Amount				
Balance as of December 31, 2008	55,241,418	$ 3	$ 33,881	$ -	$ (35,960)	$ (2,076)
Stock-based compensation related to options and stock granted to service providers	5,284,284	* -	775	-		775
Stock-based compensation related to stock and options granted to directors and employees	-	-	409	-		409
Conversion of convertible loans	2,500,000	* -	200	-		200
Exercise of warrants	3,366,783	* -	-	-		-
Stock issued for amendment of private placement	9,916,667	1	-			1
Subscription of shares	-	-	729	-		729
Net loss	-	-	-	-	(1,781)	(1,781)
Balance as of December 31, 2009	76,309,152	$ 4	$ 35,994	$ -	$ (37,741)	$ (1,743)

* Represents an amount less than $1.

The accompanying notes are an integral part of the consolidated financial statements

BRAINSTORM CELL THERAPEUTICS INC. AND SUBSIDIARY
(A development stage company)

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIENCY)
U.S. dollars in thousands
(Except share data)

	Common stock		Additional paid-in capital	Deferred Stock - based compensation	Deficit accumulated during the development stage	Total stockholders' equity (deficiency)
	Number	Amount				
Balance as of December 31, 2009	76,309,152	$ 4	$ 35,994	-	$ (37,741)	$ (1,743)
Stock-based compensation related to options and stock granted to service providers	443,333	*-	96	-	-	96
Stock-based compensation related to stock and options granted to directors and employees	466,667	*-	388	-	-	388
Stock issued for amendment of private placement	7,250,000	1	1,750	-	-	1,751
Conversion of convertible note	402,385	*-	135	-	-	135
Conversion of convertible loans	1,016,109	*-	189	-	-	189
Issuance of shares	2,475,000		400			400
Exercise of options	1,540,885	*-	77	-	-	77
Exercise of warrants	3,929,446	*-	11	-	-	11
Subscription of shares for private placement at $0.12 per unit			455			455
Conversion of trade payable to stock			201			201
Issuance of shares on account of previously subscribed shares (See also Note 11B.1.f)	2,000,001	*-	-	-	-	-
Net loss					(2,419)	(2,419)
Balance as of December 31, 2010	95,832,978	$ 5	$ 39,696	$ -	$ (40,160)	$ (459)

* Represents an amount less than $1.

The accompanying notes are an integral part of the consolidated financial statements.

BRAINSTORM CELL THERAPEUTICS INC. AND SUBSIDIARY
(A development stage company)

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands
(Except share data)

	Year ended December 31 2010	Year ended December 31 2009	Period from September 22, 2000 (inception date) through December 31, 2010
Cash flows from operating activities:			
Net loss	$ (2,419)	$ (1,781)	$ (40,160)
Less - loss for the period from discontinued operations	-	-	164
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation	162	168	698
amortization of deferred charges	-	-	150
Severance pay, net	11	(6)	35
Accrued interest on loans	-	19	448
Amortization of discount on short-term loans	-	-	1,864
Change in fair value of options and warrants	-	-	(795)
Expenses related to shares and options granted to service providers	96	775	21,037
Amortization of deferred stock-based compensation related to options granted to employees	388	409	5,686
Increase in accounts receivable and prepaid expenses	(400)	(65)	(486)
Increase (decrease) in trade payables and convertible note	45	(9)	780
Increase (decrease) in other accounts payable and accrued expenses	48	(254)	1,461
Erosion of restricted cash	-	-	(6)
Net cash used in continuing operating activities	(2,069)	(744)	(9,124)
Net cash used in discontinued operating activities	-	-	(23)
Total net cash used in operating activities	(2,069)	(744)	(9,147)
Cash flows from investing activities:			
Purchase of property and equipment	(5)	-	(1,085)
Restricted cash		35	6
Investment in lease deposit	6	4	(1)
Net cash used in continuing investing activities	1	39	(1,080)
Net cash used in discontinued investing activities	-	-	(16)
Total net cash provided by (used in) investing activities	1	39	(1,096)
Cash flows from financing activities:			
Proceeds from issuance of Common stock, net	2,118	730	8,717
Proceeds from loans, notes and issuance of warrants, net	-	-	2,061
Credit from bank	(46)	(26)	-
Proceeds from exercise of warrants and options	88	-	116
Repayment of short-term loans	-	-	(601)
Net cash provided by continuing financing activities	2,160	704	10,293
Net cash provided by discontinued financing activities	-	-	43
Total net cash provided by financing activities	2,160	704	10,336
Increase in cash and cash equivalents	92	(1)	93
Cash and cash equivalents at the beginning of the period	1	2	-
Cash and cash equivalents at end of the period	$ 93	$ 1	93

Non-cash financing activities:

Conversion of a trade payable to Common Stock	$ 200
Conversion of a other accounts payable to Common Stock	$ 487
Conversion of convertible note	$ 135
Conversion of convertible loan	$ 189

The accompanying notes are an integral part of the consolidated financial statements.

BRAINSTORM CELL THERAPEUTICS INC. AND SUBSIDIARY
(A development stage company)

Notes to the financial statements

NOTE 1 - GENERAL:

A. Brainstorm Cell Therapeutics Inc. (formerly: Golden Hand Resources Inc.) (the "Company") was incorporated in the State of Washington on September 22, 2000.

B. On May 21, 2004, the former major stockholders of the Company entered into a purchase agreement with a group of private investors, who purchased from the former major stockholders 6,880,000 shares of the then issued and outstanding 10,238,000 shares of Common Stock.

C. On July 8, 2004, the Company entered into a licensing agreement with Ramot of Tel Aviv University Ltd. ("Ramot"), to acquire certain stem cell technology (see Note 3). Subsequent to this agreement, the Company decided to focus on the development of novel cell therapies for neurodegenerative diseases based on the acquired technology and research to be conducted and funded by the Company.

Following the licensing agreement dated July 8, 2004, the management of the Company decided to abandon all old activities related to the sale of the digital data recorder product. The discontinuation of this activity was accounted for under the provision of Statement of Financial Accounting Standard ASC 360-10 (formerly "SFAS" 144), "Accounting for the Impairment or Disposal of Long-Lived Assets".

D. On November 22, 2004, the Company changed its name from Golden Hand Resources Inc. to Brainstorm Cell Therapeutics Inc. to better reflect its new line of business in the development of novel cell therapies for neurodegenerative diseases. BCT, as defined below, owns all operational property and equipment.

E. On October 25, 2004, the Company formed a wholly-owned subsidiary in Israel, Brainstorm Cell Therapeutics Ltd. ("BCT").

F. In December 2006, the Company changed its state of incorporation from Washington to Delaware.

G. On September 17, 2006, the Company's changed the Company's fiscal year-end from March 31 to December 31.

H. Since its inception, the Company has devoted substantially most of its efforts to research and development, recruiting management and technical staff, acquiring assets and raising capital. In addition, the Company has not generated revenues. Accordingly, the Company is considered to be in the development stage, as defined in Statement of Financial Accounting Standards No. 7, "Accounting and reporting by development Stage Enterprises" ASC 915-10 (formerly "SFAS No. 7").

I. In October 2010 the Israeli Ministry of Health ("MOH") granted clearance for a Phase I/II clinical trial using the Company's autologous NurOwn™ stem cell therapy in patients with ALS. The clearance granted by the MOH to initiate the clinical trials is subject to some additional process specifications as well as completion of the sterility validation study for tests performed in the course of the process (in process controls) and at the end of the process. After the balance sheet date, the sterility validation study report was submitted to the MOH for approval (See Note 15 J).

GOING CONCERN:

As reflected in the accompanying financial statements, the Company's operations for the year ended on December 31, 2010, resulted in a net loss of $2,419 and the Company's balance sheet reflects a net stockholders' deficiency of $459, accumulated deficit of $40,160 and working capital deficiency of $844. These conditions raise substantial doubt about the Company's ability to continue to operate as a going concern. The Company's ability to continue operating as a "going concern" is dependent on several factors, among them is its ability to raise sufficient additional working capital.

NOTE 1 - GENERAL (Cont.)

Accordingly, as a result of the current economic situation and the difficulty to raise immediate funds to support all of the Company's projects, including Parkinson disease and spinal cord injury, the Company decided to reduce its activity and focus only on the effort to reach clinical trials in ALS in 2010. The Company entered into an agreement with Hadassah Medical Centre to conduct clinical trials in up to 24 ALS patients in 2011. The Company also reduced its general and administrative expenses and ceased and delayed some development projects until it was able to obtain sufficient financing.

After the balance sheet date, the Company raised approximately 4 million dollars from institutional and private investors (see Note 15 E and Note 15 I). However, there can be no assurance that additional funds will be available on terms acceptable to the Company, or at all.

These financial statements do not include any adjustments relating to the recoverability and classification of assets carrying amounts or the amount and classification of liabilities that may be required should the Company be unable to continue as a going concern.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

A. Basis of presentation:

The consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles applied on a consistent basis.

B. Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

C. Financial statement in U.S. dollars:

The functional currency of the Company is the U.S dollar ("dollar") since the dollar is the currency of the primary economic environment in which the Company has operated and expects to continue to operate in the foreseeable future. Part of the transactions of the subsidiary, are recorded in new Israeli shekels ("NIS"); however, a substantial portion of the subsidiary's costs is incurred in dollars or linked to the dollar. Accordingly, management has designated the dollar as the currency of its subsidiary's primary economic environment and thus it is their functional and reporting currency.

Transactions and balances denominated in dollars are presented at their original amounts. Non-dollar transactions and balances have been remeasured to dollars in accordance with the provisions of ASC 830-10 (formerly Statement of Financial Accounting Standard 52), "Foreign Currency Translation". All transaction gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statement of operations as financial income or expenses, as appropriate.

D. Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. Intercompany balances and transactions have been eliminated upon consolidation.

E. Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with maturities of three months or less as of the date acquired.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

F. Property and equipment:

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets.

The annual depreciation rates are as follows:

	%
Office furniture and equipment	7
Computer software and electronic equipment	33
Laboratory equipment	15
Leasehold improvements	Over the shorter of the lease term (including the option) or useful life

G. Impairment of long-lived assets:

The Company's and its subsidiary's long-lived assets are reviewed for impairment in accordance with ASC 360-10 (formerly Statement of Financial Accounting Standard 144), "Accounting for the Impairment or Disposal of Long-Lived Assets". Whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. During 2009 and 2010, no impairment losses were identified.

H. Research and development expenses, net:

Research and development expenses, are charged to the statement of operations as incurred.

Royalty-bearing grants from the Government of Israel for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred and applied as a deduction from research and development expenses. Such grants are included as a deduction of research and development costs since at the time received it is not probable the Company will generate sales from these projects and pay the royalties resulting from such sales.

I. Severance pay:

The liability of the subsidiary for severance pay is calculated pursuant to the Severance Pay Law in Israel, based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date and is presented on an undiscounted basis.

The subsidiary's employees are entitled to one month's salary for each year of employment or a portion thereof. The subsidiary's liability for all of its employees is fully provided by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company's balance sheet.

The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Severance Pay Law in Israel or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies.

Severance expenses for the year ended December 31, 2010 were $34.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

J. Accounting for stock-based compensation:

Effective April 1, 2006, the Company adopted ASC 718-10 (formerly Statement of Financial Accounting Standards 123 (Revised 2004)), "Share-Based Payment," which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors including employee stock options under the Company's stock plans based on estimated fair values. ASC 718-10 supersedes the Company's previous accounting under Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees" ("APB 25"). In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin 107 ("SAB 107") relating to ASC 718-10. The Company has applied the provisions of SAB 107 in its adoption of ASC 718-10.

ASC 718-10 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company's consolidated statement of operations.

The Company recognizes compensation expense for the value of non-employee awards, which have graded vesting, based on the accelerated attribution method over the requisite service period of each award, net of estimated forfeitures.

The Company recognizes compensation expense for the value of employee awards that have graded vesting, based on the straight-line method over the requisite service period of each of the awards, net of estimated forfeitures.

The Company estimates the fair value of restricted shares based on the market price of the shares at the grant date and estimates the fair value of stock options granted using a Black-Scholes options pricing model. The option-pricing model requires a number of assumptions, of which the most significant are, expected stock price volatility and the expected option term (the time from the grant date until the options are exercised or expire). Expected volatility was calculated based upon actual historical stock price movements over the period, equal to the expected option term. The expected option term was calculated for options granted to employees and directors in accordance with SAB 107 and SAB 110, using the "simplified" method. Grants to non-employees are based on the contractual term. The Company has historically not paid dividends and has no foreseeable plans to issue dividends. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term.

K. Basic and diluted net loss per share:

Basic net loss per share is computed based on the weighted average number of shares outstanding during each year. Diluted net loss per share is computed based on the weighted average number of shares outstanding during each year, plus the dilutive potential of the Common Stock considered outstanding during the year, in accordance with ASC 260-10 (formerly Statement of Financial Accounting Standard 128), "Earnings per Share".

All outstanding stock options and warrants have been excluded from the calculation of the diluted loss per share for the year ended December 31, 2010 and December 31, 2009, since all such securities have an anti-dilutive effect.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

L. Income taxes:

The Company and its subsidiary account for income taxes in accordance with ASC 740-10 (formerly Statement of Financial Accounting Standard 109), "Accounting for Income Taxes." This Statement requires the use of the liability method of accounting for income taxes, whereby deferred tax asset and liability account balances are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiary provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

In September 2006, the Financial Accounting Standards Board ("FASB") issued ASC 740-10 (formerly FASB interpretation ("FIN") 48), "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement 109". ASC 740-10 establishes a single model to address accounting for uncertain tax positions. ASC 740-10 clarified the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. ASC 740-10 also provides guidance on recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The adoption of the provisions of ASC 740-10 did not have an impact on the Company's consolidated financial position and results of operations.

M. Fair value of financial instruments:

The carrying values of cash and cash equivalents, accounts receivable and prepaid expenses, trade payables and other accounts payable approximate their fair value due to the short-term maturity of these instruments.

N. Impact of recently issued accounting standards:

ASU 2010-13 - Compensation-Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades.

In April 2010, the FASB issued this ASU to clarify the classification of an employee share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades.

This update provides amendments to Topic 718 to clarify that employee share-based payment awards with an exercise price denominated in the currency of a market in which a substantial portion of the entity's equity securities trades should also be classified as an equity award. The update is effective for periods beginning after December 15, 2010. The adoption of this update is not expected to have a material impact on the Company's consolidated financial position, results of operations or cash flows.

NOTE 3 - RESEARCH AND LICENSE AGREEMENT

On July 8, 2004, the Company entered into a research and license agreement (the "Original Agreement") with Ramot. The license agreement grants the Company an exclusive, worldwide, royalty-bearing license to develop, use and sell certain stem cell technology. In consideration of the license, the Company was required to remit an upfront license fee payment of $100; royalties at a rate of 5% of all net sales of products and 30% of all sublicense receipts. In addition, the Company granted Ramot and certain of its designees fully vested warrants to purchase 10,606,415 shares of Common Stock at an exercise price of $0.01 per share. The Company also agreed to fund, through Ramot, further research in consideration of $570 per year for an initial two-year period ("initial research period"). The Company also agreed to fund research for a further two-year period if certain research milestones are met additional $1,140 ("extended research period").

The warrants issued pursuant to the agreement were issued to Ramot and its designees effective as of November 4, 2004. Each of the warrants is exercisable for a seven-year period beginning on November 4, 2005.

On March 30, 2006, the Company entered into an Amended Research and License Agreement with Ramot, for the purpose of amending and restating the Original Agreement. According to the agreement, the initial period was amended to an initial research period of three years. The Amended Research and License Agreement also extends the additional two-year research period in the Original Agreement to an additional three-year research period if certain research milestones are met. The Amended Research and License Agreement retroactively amended the consideration to $380 per year, instead of $570 per year. As a consequence, an amount of $300 was charged to the statement of operations as research and development expenses in the year ended in March 31, 2006. In addition, the Amended Research and License Agreement reduced royalties that the Company may have to pay Ramot, in certain cases, from 5% to 3% of net sales and also reduces the sublicenses receipt from 30% to 20%-25% of sublicense receipts.

On July 26, 2007, the Company entered into a Second Amended and Restated Research and License Agreement with Ramot. On August 1, 2007, the Company obtained a waiver and release from Ramot pursuant to which Ramot agreed to an amended payment schedule regarding the Company's payment obligations under the Amended Research and License Agreement, dated March 30, 2006, and waived all claims against the Company resulting from the Company's previous defaults and non-payment under the Original Agreement and the Amended Research and License Agreement. The payments described in the waiver and release covered all payment obligations that were past due and not yet due pursuant to the Original Agreement. The waiver and release amended and restated the remaining unpaid balance of $640 of the original payment schedule for the initial resea rch period.

As of December 24, 2009, the Company had not made the payments totaling $240.

On December 24, 2009, the Company and Ramot entered into a settlement under which, among other things, the following matters were agreed upon:

a) Ramot released the Company from the Company's obligation to fund the extended research period in the total amount of $1,140.Therefore the company removed an amount of $ 760 from its research and development expenses that had accumulated in the past.

b) Past due amounts of $240 for the initial research period plus interest of $32 owed by the Company to Ramot was converted into 1,120,000 restricted shares of common stock on December 30, 2009. Ramot deposited the shares with a broker and may sell the shares in the free market after 185 days from the issuance day.

In the event that the total proceeds generated by sales of the shares are less than $120 on or prior to September 30, 2010 ("September Payment"), then on such date the Company had to pay to Ramot the difference between the aggregate proceeds that had been received by Ramot up to such date, and $120. In the event that the total proceeds generated by sales of the shares, together with the September 30, 2010 payment, are less than $240 on or prior to December 31, 2010, then the Company had to pay to Ramot the difference between the proceeds that Ramot had received from sales of the shares up to such date together with the September Payment (if any) that had been transferred to Ramot up to such date, and $240. Related compensation in the amount of $51 was recorded as research and development expenses.

BRAINSTORM CELL THERAPEUTICS INC. AND SUBSIDIARY
(A development stage company)

Notes to the financial statements

NOTE 3 - RESEARCH AND LICENSE AGREEMENT (Cont.)

As of December 31, 2010, Ramot had sold 952,470 shares of Common Stock of the Company out of the 1,120,000 Ramot was issued under the settlement agreement Common Stock for $200. After the balance sheet date, Ramot sold an additional 167,530 shares Common Stock of the Company for $35 and the Company paid the remaining balance of $5 (See note 15 B).

NOTE 4 - CONSULTING AGREEMENTS

A. On July 8, 2004, the Company entered into two consulting agreements with Prof. Eldad Melamed and Prof. Daniel Offen (together, the "Consultants"), upon which the Consultants shall provide the Company scientific and medical consulting services in consideration for a monthly payment of $6 each. In addition, the Company granted each of the Consultants, a fully vested warrant to purchase 1,097,215 shares of Common Stock at an exercise price of $0.01 per share. The warrants issued pursuant to the agreement were issued to the Consultants effective as of November 4, 2004. Each of the warrants is exercisable for a seven-year period beginning on November 4, 2005. As of December 31, 2010 the two consultants exercised the above options to Common Stock of the Company.

B. On December 16, 2010, the Company approved a grant of 1,100,000 shares of the Company's Common Stock to the two Consultants, for services rendered through December 31, 2010. Related compensation in the amount of $220 is recorded as research and development expense. A sum of $487 was cancelled concurrent the issuance of the 1,100,000 shares of Common Stock of the Company.

NOTE 5 - ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,	
	2010	**2009**
Government authorities	427	14
Prepaid expenses	59	72
	486	86

NOTE 6 - PROPERTY AND EQUIPMENT

	December 31,	
	2010	**2009**
Cost:		
Office furniture and equipment	9	9
Computer software and electronic equipment	105	101
Laboratory equipment	349	347
Leasehold improvements	655	655
	1,118	1,112
Accumulated depreciation:		
Office furniture and equipment	3	3
Computer software and electronic equipment	100	84
Laboratory equipment	200	128
Leasehold improvements	396	322
	699	537
Depreciated cost	419	575

BRAINSTORM CELL THERAPEUTICS INC. AND SUBSIDIARY
(A development stage company)

Notes to the financial statements

NOTE 6 - PROPERTY AND EQUIPMENT (Cont.)

Depreciation expenses for the year ended December 31, 2010 and December 31, 2009 were $162, and $168, respectively.

NOTE 7 - OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,	
	2010	2009
Employee and payroll accruals	471	404
Ramot accrued expenses	60	-
Accrued expenses	448	992
Other	-	22
	979	1,418

NOTE 8 - SHORT-TERM CONVERTIBLE NOTE

On December 13, 2009, the Company issued a $135 Convertible Promissory Note to its legal advisor for $217 in legal fees accrued through October 31, 2009. Interest on the Note accrued at the rate of 4%. The legal advisor has the right at any time to convert all or part of the outstanding principal and interest amount of the note into shares of Common Stock based on the five day average closing stock price prior to conversion election.

The gap between the amount the Company owed to the legal advisor and the principal of the Convertible Promissory Note in the amount of $82 was deducted from general and administrative expenses.

On February 19, 2010, the Company's legal advisor converted the entire accrued principal and interest of $135 Convertible Promissory Note into 402,385 shares of Common Stock.

On September 15, 2010, the Company issued a $135 Convertible Promissory Note to its legal advisor for legal fees accrued through December 31, 2010. Interest on the Note was at the rate of 4%. The legal advisor has the right at any time to convert all or part of the outstanding principal and interest amount of the note into shares of Common Stock based on the five day average closing stock price prior to conversion election.

On February 18, 2011, the legal advisor converted the entire accrued principal and interest into 445,617 shares of Common Stock (See note15 H).

NOTE 9 - SHORT-TERM CONVERTIBLE LOANS

A. On March 5, 2007, the Company issued a $150 Convertible Promissory Note to a third party. Interest on the note accrues at the rate of 8% per annum for the first year and 10% per annum afterward .The note will become immediately due and payable upon the occurrence of certain events of default, as defined in the note. The third party has the right at any time prior to the close of business on the maturity date to convert all or part of the outstanding principal and interest amount of the note into shares of Common Stock. The conversion price, as defined in the note, will be 75% (60% upon the occurrence of an event of default) of the average of the last bid and ask price of the Common Stock as quoted on the Over-the-Counter Bulletin Board for the five trading days prior to the Company's receipt of the third party written notice of election to convert, but in no event shall the conversion price be greater than $0.35 or more than 3,000,000 shares of Common Stock be issued. The conversion price will be adjusted in the event of a stock dividend, subdivision, combination or stock split of the outstanding shares.

NOTE 9 - SHORT-TERM CONVERTIBLE LOANS (Cont.)

In addition, the Company granted to the third party warrants to purchase 150,000 shares of Common Stock at an exercise price of $0.45 per share. The warrants are fully vested and are exercisable at any time after March 5, 2007 until the second anniversary of the issue date. The fair value of the warrants is $43.

In accordance with ASC 470-20, the Company allocated the proceeds of the convertible note issued with detachable warrants based on the relative fair values of the two securities at the time of issuance. As a result, the Company recorded in its statement of changes in stockholders' equity for 2007 an amount of $22 with respect to the warrants and the convertible note was recorded in the amount of $128.

The Company agreed to pay a finder's fee of $15; $13 was allocated to deferred charges and is amortized as financial expense over the note period and $2 was allocated to stockholder's equity.

The BCF, in the amount of $122, embedded in the note was calculated based on a conversion rate of 60%, as defined upon the occurrence of an event of default and according to the notes' effective conversion price. The amount was recorded as discount on the note against additional paid-in capital and is amortized to financial expense over the note period.

The balance of the convertible loan is comprised as follows:

	December 31,	
	2010	2009
Note	-	150
Accrued interest	-	39
	-	189

On January 27, 2010, the third party converted the entire accrued principal and interest of Convertible Promissory, into 1,016,109 shares of Common Stock.

B. On September 10, 2007, the Company entered into a payment agreement with the lender with respect to the Convertible Promissory Notes issued during 2006.

Pursuant to the agreement, the Company agreed to pay the outstanding amount due under the Convertible Promissory Notes, plus any accrued interest and penalties, in accordance with the following schedule:

Payment date	Amount ($)
August 16, 2007	100
November 30, 2007	100
January 15, 2008	175
February 28, 2008	175
April 30, 2008	175
June 30, 2008	175
August 31, 2008	175
November 30, 2008	175
January 31, 2009	200

According to the provisions of ASC 470-60-55 (formerly EITF 02-4), the modification of terms of the convertible loans payments is in the scope of ASC 310-40-15 (formerly FASB No. 15 "Accounting by Debtors and Creditors for Troubled Debt Restructurings").

According to the payment agreement, the carrying amount of the loan was not in excess of total future payments and, therefore, in accordance with ASC 310-40-15, no gain or loss is recognized.

NOTE 9 - SHORT-TERM CONVERTIBLE LOANS (Cont.)

On April 13, 2008, the Company entered into a new agreement with a lender which the lender agreed to partially defer and partially convert to the Company's Common Stock the payment of $1,250 owed by the Company to the lender, based on the above payment agreement between the two parties.

Pursuant to the new agreement, the Company agreed to pay $250 of the debt in accordance with the following schedule:

Payment Date	Amount ($)
May 30, 2008	50
July 31, 2008	50
September 30, 2008	50
December 31, 2008	50
February 28, 2009	50

In addition, the Company issued 2,857,142 shares of Common Stock to the lender in lieu of the repayment of $1,000 of the debt.

The Company paid to the lender the first payment of $50 and on April 6, 2009 the Company and the lender agreed to convert the entire remaining debt of $200 to 2,500,000 restricted shares of Common Stock.

Since the outcome of the issuance of the shares was to relieve the debtor from its obligation, based on guidance in ASC 860-10 (formerly FASB No 140) "Accounting for Transfer and Servicing of Financial Assets and Extinguishment of Liabilities", the Company derecognized the liability with the difference recognized in earning.

NOTE 10 - COMMITMENTS AND CONTINGENCIES

A. On December 1, 2004, the Israeli subsidiary entered into a lease agreement for the lease of its facilities. The term of the lease was 36 months, with two options to extend. Rent is paid on a quarterly basis in the amount of NIS 23,712 (approximately $6) per month.

The facilities and vehicles of the Company and its subsidiary are rented under operating leases that expire on various dates. Aggregate minimum rental commitments under non-cancelable leases as of December 31, 2010 are as follows:

Period ending December 31,	Facilities	Vehicles	Total
2011	100	2	102
2012	100	-	100
	200	2	202

Total rent expenses for the year ended December 31, 2010 and 2009 were $135 and $94 respectively.

B. The Company's subsidiary gave a bank guarantee in the amount of $36 to secure its obligation under the facilities lease agreement. In July 29, 2009 the lessor exercised his right and withdraw the amount under the bank guarantee from the bank.

NOTE 10 - COMMITMENTS AND CONTINGENCIES (Cont.)

C. On March 20, 2006, the Company entered into a Termination Agreement and General Release (the "Termination Agreement") with Dr. Yaffa Beck, the Company's former President and Chief Executive Officer who resigned her position as an officer and director of the Company on November 10, 2005.

As of December 31, 2010, there was still an unpaid balance of $18 to Dr. Beck under this Termination Agreement.

D. Commitments to pay royalties to the Chief Scientist:

The Subsidiary obtained from the Chief Scientist of the State of Israel grants for participation in research and development for the years, 2009 and 2010, and, in return, the Subsidiary is obligated to pay royalties amounting to 3% of its future sales up to the amount of the grant. The grant is linked to the exchange rate of the dollar and bears interest of Libor per annum.
Through December 31, 2010, total grants obtained amounted to $864. (See note 15 A)

E. On February 17, 2010 BCT entered into agreement with Hadasit Medical Research Services and Development Ltd ("Hadasit") to conduct clinical trials in ALS patients. In connection with the trials BCT will pay Hadasit $38,190 per patient totaling up to $992,880 as well as $31,250 per month for rental and operation of clean room for a period of 11 months (including one free month rent). In addition, the Company will issue to Hadasit warrants to purchase up to 1,500,000 restricted shares of Company's Common Stock at an exercise price of $0.001 per share, exercisable for a period of 5 years. The warrants shall vest over the course of the trials as follows: 500,000 upon enrolment of 1/3 of the patients; an additional 500,000 upon enrollment of all the patients and the final 500,000 upon completion of the study.

F. On April 17, 2008, Chapman, Spira & Carson, LLC ("CSC") filed a breach of contract complaint in the Supreme Court of the State of New York (the "Court") against the Company. The complaint alleges that CSC performed its obligations to the Company under a consulting agreement entered into between the parties and that the Company failed to provide CSC with the compensation outlined in the consulting agreement. The complaint seeks compensatory damages in an amount up to approximately $897, as well as costs and attorneys' fees. On June 5, 2008, the Company filed an answer with the Court. The Company believes CSC's claims are without merit and cannot predict what impact, if any, this matter may have on the business, its financial condition and results of operations and cash flow.

NOTE 11 - STOCK CAPITAL

A. The rights of Common Stock are as follows:

Holders of Common Stock have the right to receive notice to participate and vote in general meetings of the Company, the right to a share in the excess of assets upon liquidation of the Company and the right to receive dividends, if declared.

The Common Stock is registered and publicly traded on the OTC Markets Group service of the National Association of Securities Dealers, Inc. under the symbol BCLI.

B. Issuance of shares, warrants and options:

1. Private placements:

a) On June 24, 2004, the Company issued to investors 8,510,000 shares of Common Stock for total proceeds of $60 (net of $25 issuance expenses).

NOTE 11 - STOCK CAPITAL (Cont.)

B. Issuance of shares, warrants and options:

b) On February 23, 2005, the Company completed a private placement for sale of 1,894,808 units for total proceeds of $1,418. Each unit consists of one share of Common Stock and a three-year warrant to purchase one share of Common Stock at $2.50 per share. This private placement was consummated in three tranches which closed in October 2004, November 2004 and February 2005.

c) On May 12, 2005, the Company issued to an investor 186,875 shares of Common Stock for total proceeds of $149 at a price of $0.8 per share.

d) On July 27, 2005, the Company issued to investors 165,000 shares of Common Stock for total proceeds of $99 at a price of $0.6 per share.

e) On August 11, 2005, the Company signed a private placement agreement with investors for the sale of up to 1,250,000 units at a price of $0.8 per unit. Each unit consists of one share of Common Stock and one warrant to purchase one share of Common Stock at $1.00 per share. The warrants are exercisable for a period of three years from issuance. On September 30, 2005, the Company sold 312,500 units for total net proceeds of $225. On December 7, 2005, the Company sold 187,500 units for total net proceeds of $135.

f) On July 2, 2007, the Company entered into an investment agreement, pursuant to which the Company agreed to sell up to 27,500,000 shares of Common Stock, for an aggregate subscription price of up to $5 million and warrants to purchase up to 30,250,000 shares of Common Stock.

At each closing date, the Company would deliver to the investor the number of shares and warrants, subject to customary closing conditions and the delivery of funds, described above. The warrants had the following exercise prices: (i) the first 10,083,333 warrants have an exercise price of $0.20 per share; (ii) the next 10,083,333 warrants will have an exercise price of $0.29 per share; and (iii) the final 10,083,334 warrants issued will have an exercise price of $0.36 per share. All warrants expired on November 5, 2011.

On August 18, 2009, the Company entered into an amendment to the investment agreement with the investor as follows:

(a) The investor shall invest the remaining amount of the original investment agreement at price per share of $0.12 in monthly installments of not less then $50 starting August 1, 2009.

(b) The exercise price of the last 10,083,334 warrants will decrease from an exercise price of $0.36 per share to $0.29 per share.

(c) All warrants will expire on November 5, 2013 instead of November 5, 2011.

(d) The price per share of the investment agreement shall decreased from $0.1818 to $0.12, Therefore the Company shall adjust the number of Shares of Common Stock issuable pursuant the investment agreement retroactively and shall issue to the investor additional 9,916,667 Shares of Common Stock for past investment. On October 28, 2009, the 9,916,667 Shares of Common Stock were issued.

(e) The investor shall have the right to cease payments in the event that the price per share as of the closing on five consecutive trading days shall decrease to $0.05.

NOTE 11 - STOCK CAPITAL (Cont.)

B. Issuance of shares, warrants and options:

As of December 31, 2010, the investor completed payment of the first five installments and $730 out of $750 of the sixth installment and the Company issued to the investor and its designees an aggregate of 31,166,667 shares of common stock and a warrant to purchase 10,083,333 shares of the Company's common stock at an exercise price of $0.20 per share and a warrant to purchase 15,629,167 shares of common stock at an exercise price of $0.29 per share. The warrants may be exercised at any time and expire on November 5, 2013. Following the balance sheet date, the investor and the Company signed an agreement to balance amounts due to the investor against the remaining balance of the investment. The Company issued the remaining 10,499,999 shares of common stock and a warrant to purchase 4,539,500 shares of the Company's common stock at an exercise price of $0.20 per share (See Note 15 C).

In addition, the Company agreed to issue an aggregate of 1,250,000 shares of Common Stock to a related party as an introduction fee for the investment. The shares shall be issued pro rata to the funds received from the investor.

As of December 31, 2010, the introduction fee was paid in full.

(f) On January 25, 2010, the Company issued 1,250,000 units for total proceeds of $250 from private investor. Each unit consists of one share of Common Stock and a two-year warrant to purchase one share of Common Stock at $0.50 per share.

(g) On February 17, 2010 the Company entered into a private investment agreement with three investors. The Company agreed to issue to the investors an aggregate of 6,000,000 shares of Common Stock (2,000,000 for each investor) and two years warrants, to purchase an aggregate of 3,000,000 shares of Common Stock with an exercise price of $0.5 for an aggregate amount of $1,500.

2. Share-based compensation to employees and to directors:

a) Options to employees and directors:

On November 25, 2004, the Company's stockholders approved the 2004 Global Stock Option Plan and the Israeli Appendix thereto (which applies solely to participants who are residents of Israel) and on March 28, 2005, the Company's stockholders approved the 2005 U.S. Stock Option and Incentive Plan, and the reservation of 9,143,462 shares of Common Stock for issuance in the aggregate under these stock option plans.

On June 5, 2008, the Company's stockholders approved to amend and restate the Company's 2004 Global Share Option Plan and 2005 U.S. Stock Option and Incentive Plan to increase the number of shares of common stock available for issuance under these stock option plans in the aggregate by 5,000,000 shares.

Each option granted under the plans is exercisable until the earlier of ten years from the date of grant of the option or the expiration dates of the respective option plans. The 2004 and 2005 options plans will expire on November 25, 2014 and March 28, 2015, respectively. The exercise price of the options granted under the plans may not be less than the nominal value of the shares into which such options are exercised. The options vest primarily over three or four years. Any options that are canceled or forfeited before expiration become available for future grants.

NOTE 11 - STOCK CAPITAL (Cont.)

B. Issuance of shares, warrants and options

2. Share-based compensation to employees and to directors:

As of December 31, 2010, 318,351 options are available for future grants.

On May 27, 2005, the Company granted one of its directors an option to purchase 100,000 shares of Common Stock at an exercise price of $0.75 per share. The options are fully vested and expire after 10 years.

On February 6, 2006, the Company entered into an amendment to the Company's option agreement with the Company's Chief Financial Officer. The amendment changes the exercise price of the 400,000 options granted to him on February 13, 2005 from $0.75 to $0.15 per share.

On May 2, 2006, the Company granted to one of its directors an option to purchase 100,000 shares of Common Stock at an exercise price of $0.15 per share. The options are fully vested and expire after 10 years. The compensation related to the options, in the amount of $48, was recorded as general and administrative expense.

On June 22, 2006, the Company entered into an amendment to the Company's option agreement with two of its employees. The amendment changes the exercise price of 270,000 options granted to them from $0.75 to $0.15 per share. The excess of the fair value resulting from the modification, in the amount of $2, was recorded as general and administration expense over the remaining vesting period of the option.

On September 17, 2006, the Company entered into an amendment to the Company's option agreement with one of its directors. The amendment changes the exercise price of 100,000 options granted to the director from $0.75 to $0.15 per share.

On March 21, 2007, the Company granted to one of its directors an option to purchase 100,000 shares of Common Stock at an exercise price of $0.15 per share. The option is fully vested and is exercisable for a period of 10 years. The compensation related to the option, in the amount of $43, was recorded as general and administrative expense.

On July 1, 2007, the Company granted to one of its directors an option to purchase 100,000 shares of Common Stock at an exercise price of $0.15 per share. The option is fully vested and is exercisable for a period of 10 years. The compensation related to the option, in the amount of $38, was recorded as general and administrative expense. On October 22, 2007, the Company and the director agreed to cancel and relinquish all the options which were granted on July 1, 2007.

On July 16, 2007, the Company granted to one of its directors an option to purchase 100,000 shares of Common Stock at an exercise price of $0.15 per share. The option is fully vested and is exercisable for a-period of 10 years. The compensation related to the option, in the amount of $75, was recorded as general and administrative expense.

On August 27, 2007, the Company granted to one of its directors an option to purchase 100,000 shares of Common Stock at an exercise price of $0.15 per share. The option is fully vested and is exercisable for a period of 10 years. The compensating related to the option, in the amount of $84, was recorded as general and administrative expense.

NOTE 11 - STOCK CAPITAL (Cont.)

B. Issuance of shares, warrants and options: (Cont.)

2. Share-based compensation to employees and to directors: (Cont.)

On October 23, 2007, the Company granted to its CEO an option to purchase 1,000,000 shares of Common Stock at an exercise price of $0.87 per share. The option vests with respect to 1/6 of the option on each six month anniversary and expires after 10 years. The total compensation related to the option is $733, which is amortized over the vesting period as general and administrative expense.

On November 5, 2008, the Company entered into an amendment to the Company's option to purchase 1,000,000 shares of common stock agreement with the Company's CEO. The amendment changes the exercise price of the option from $0.87 to $0.15 per share. The compensation related the modification of the purchase price in the amount of $4 was recorded as general and administrative expense.

On June 29, 2009, the Company granted to its CEO and director an option to purchase 1,000,000 shares of Common Stock at an exercise price of $0.067 per share. The option vests with respect to 1/3 of the option on each year anniversary and expires after 10 years. The total compensation related to the option is $68, which is amortized over the vesting period as general and administrative expense.

On June 29, 2009, the Company granted to its CFO an option to purchase 200,000 shares of Common Stock at an exercise price of $0.067 per share. The option vests with respect to 1/3 of the option on each year anniversary and expires after 10 years. The total compensation related to the option is $8, which is amortized over the vesting period as general and administrative expense.

On August 31, 2009, the Company granted to two of its directors an option to purchase 100,000 shares of Common Stock for each of them at an exercise price of $0.15 per share. The option vests with respect to 1/3 of the option on each year anniversary and expires after 10 years. The total compensation related to the option is $32, which is amortized over the vesting period as general and administrative expense.

On December 13, 2009, the Company granted to one of its directors an option to purchase 100,000 shares of Common Stock at an exercise price of $0.15 per share. The option is fully vested and is exercisable for a period of 10 years. The compensation related to the option, in the amount of $21, was recorded as general and administrative expense.

On February 10, 2010, the Company granted to an employee an option to purchase 30,000 shares of Common Stock at an exercise price of $0.32 per share. The option vests with respect to 1/3 of the shares subject to the option on each anniversary of the date of grant and expires after 10 years. The total compensation related to the option is $9, which is amortized over the vesting period as research and development expense.

On April 6, 2010, Prof. Melamed fully exercised his warrant to purchase 1,097,215 shares of the Company's Common Stock; The warrant was issued to him pursuant to the agreement with the Consultants effective as of November 4, 2004 (See Note 4a).

NOTE 11 - STOCK CAPITAL (Cont.)

B. Issuance of shares, warrants and options: (Cont.)

2. Share-based compensation to employees and to directors: (Cont.)

On April 13, 2010, the Company, Abraham Israeli and Hadasit Medical Research Services and Development Ltd. ("Hadasit") entered into an Agreement (the "Agreement") pursuant to which Mr. Israeli agreed, during the term of the Agreement, to serve as (i) the Company's Clinical Trials Advisor and (ii) a member of the Company's Board of Directors. In consideration of the services to be provided by Mr. Israeli to the Company under the Agreement, the Company agreed to grant options annually during the term of the Agreement for the purchase of its Common Stock, as follows:

* An option for the purchase of 166,666 shares of Common Stock at an exercise price equal to $0.00005 per share to Mr. Israeli; and

* An option for the purchase of 33,334 shares of Common Stock at an exercise price equal to $0.00005 per share to Hadasit,

* Such options will vest and become exercisable in twelve (12) consecutive equal monthly amounts.

On December 16, 2010, the Company granted to two of its directors an option to purchase 400,000 shares of Common Stock at an exercise price of $0.15 per share. The options are fully vested and are exercisable for a period of 10 years. The compensation related to the option, in the amount of $78, was recorded as general and administrative expense

On December 16, 2010, the Company approved the grant to two Board members 400,000 Common Stock of the Company. The compensation related to the option, in the amount of $80, was recorded as general and administrative expense

On December 16, 2010, the Company approved the grant to its three Scientific Board members 300,000 Common Stock of the Company. The compensation related to the option, in the amount of $60, was recorded as research and development expense

On December 16, 2010, the Company granted to its employees options to purchase 670,000 shares of Common Stock at an exercise price of $0.18 per share. The options are vested over three years and are exercisable for a period of 10 years. The compensation related to the option, in the amount of $32, was recorded as general and administrative expense.

BRAINSTORM CELL THERAPEUTICS INC. AND SUBSIDIARY
(A development stage company)

Notes to the financial statements

NOTE 11 - STOCK CAPITAL (Cont.)

B. Issuance of shares, warrants and options: (Cont.)

2. Share-based compensation to employees and to directors: (Cont.)

A summary of the Company's option activity related to options to employees and directors, and related information is as follows:

	Year ended December 31, 2010		
	Amount of options	Weighted average exercise price	Aggregate intrinsic value
		$	$
Outstanding at beginning of period	6,488,361	0.187	
Granted	1,266,666	0.176	
Exercised	(443,670)	0.150	
Cancelled	(418,333)	0.337	
Outstanding at end of period	6,893,024	0.183	1,264,634
Vested and expected-to-vest at end of period	4,726,358	0.19601	926,435

	Year ended December 31, 2009		
	Amount of options	Weighted average exercise price	Aggregate intrinsic value
		$	$
Outstanding at beginning of period	5,433,361	0.244	-
Granted	1,650,000	0.082	
Exercised		-	
Cancelled	(595,000)	0.419	
Outstanding at end of period	6,488,361	0.187	704,770
Vested and expected-to-vest at end of period	4,501,417	0.222	385,553

*) During 2008, the Company extended the exercise period for some of it employees that were terminated. The extension was accounted for as modification in accordance with ASC 718-10. According to ASC 718-10, modifications are treated as an exchange of the original award, resulting in additional compensation expense based on the difference between the fair value of the new award and the original award immediately before modification. Applying modification accounting resulted in additional compensation expense for the year ended December 31, 2008, amounted to $6

BRAINSTORM CELL THERAPEUTICS INC. AND SUBSIDIARY
(A development stage company)

Notes to the financial statements

NOTE 11 - STOCK CAPITAL (Cont.)

B. Issuance of shares, warrants and options: (Cont.)

2. Share-based compensation to employees and to directors: (Cont.)

a) Options to employees and directors: (cont.)

The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the fair market value of the Company's shares on December 31, 2010 and 2009 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2010 and 2009.

The options outstanding as of December 31, 2010, have been separated into exercise prices, as follows:

Exercise price	Options outstanding as of December 31, 2010	Weighted average remaining contractual Life	Options exercisable as of December 31, 2010
$		Years	
0.15	4,161,357	4.66	4,028,024
0.75	80,000	4.19	80,000
0.4	130,000	5.48	130,000
0.47	460,000	6.22	460,000
0.39	145,000	6.50	145,000
0.067	1,216,667	8.05	450,000
0.32	30,000	9.12	0
0.18	670,000	9.50	0
	6,893,024	5.90	5,293,024

Compensation expense recorded by the Company in respect of its stock-based employee compensation award in accordance with ASC 718-10 for the year ended December 31, 2010 and 2009 amounted to $300 and $402, respectively.

The fair value of the options is estimated at the date of grant using a Black-Scholes options pricing model with the following assumptions used in the calculation:

	Year ended December 31, 2010	Year ended December 31, 2009
Expected volatility	134%-141%	140%-143%
Risk-free interest	2.26%-3.47%	0.47%-3.85%
Dividend yield	0%	0%
Expected life of up to (years)	6-10	2-10
Forfeiture rate	0	0

NOTE 11 - STOCK CAPITAL (Cont.)

B. Issuance of shares, warrants and options: (Cont.)

2. Share-based compensation to employees and to directors: (Cont.)

b) Restricted shares to directors:

On May 2, 2006, the Company issued to two of its directors 200,000 restricted shares of common stock (100,000 each). The restricted shares are subject to the Company's right to repurchase them at a purchase price of par value ($0.00005). The restrictions of the shares shall lapse in three annual and equal portions commencing with the grant date. The compensation related to the stocks issued amounted to $104, which will be amortized over the vesting period as general and administrative expenses.

On April 20, 2007, based on a board resolution dated March 21, 2007, the Company issued to its director 100,000 restricted shares of common stock. The restricted shares are subject to the Company's right to repurchase them at a purchase price of par value ($0.00005). The restrictions of the shares shall lapse in three annual and equal portions commencing with the grant date. The compensation related to the shares issued amounted to $47, which will be amortized over the vesting period as general and administrative expenses.

In addition, on April 20, 2007, based on a board resolution dated March 21, 2007, the Company issued to another director 100,000 restricted shares of common stock. The restricted shares are not subject to any right to repurchase, and the compensation related to the shares issued amounted to $47 was recorded as prepaid general and administrative expenses in the three months ended March 31, 2007.

On August 27, 2008 the Company issued to its director 960,000 shares of common stock upon a cashless exercise by a shareholder of a warrant to purchase 1,000,000 shares of Common Stock at an exercise price of $.01 per share that was acquired by the shareholder from Ramot. The shares were allocated to the director by the shareholder.

3. Shares and warrants to service providers:

The Company accounts for shares and warrant grants issued to non-employees using the guidance of ASC 718-10, "Accounting for Stock-Based Compensation" and EITTF 96-18, "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services," whereby the fair value of such option and warrant grants is determined using a Black-Scholes options pricing model at the earlier of the date at which the non-employee's performance is completed or a performance commitment is reached.

BRAINSTORM CELL THERAPEUTICS INC. AND SUBSIDIARY
(A development stage company)

Notes to the financial statements

NOTE 11 - STOCK CAPITAL (Cont.)

B. Issuance of shares, warrants and options: (Cont.)

3. Shares and warrants to service providers and investors: (Cont.)

a) Warrants:

Issuance date	Number of warrants issued	Exercised	Forfeited	Outstanding	Exercise Price $	Warrants exercisable	Exercisable through
November 2004	12,800,845	6,508,708	144,724	6,147,413	0.01	6,147,413	November 2012
December 2004	1,800,000	1,800,000		-	0.00005	—	-
February 2005	1,894,808		1,894,808	-	2.5	-	
May 2005	47,500			47,500	1.62	—	-
June 2005	30,000			30,000	0.75	—	-
August 2005	70,000		70,000	-	0.15	-	-
September 2005	3,000	3,000		-	0.15	-	-
September 2005	36,000			36,000	0.75	—	-
September-December 2005	500,000		500,000	-	1	-	-
December 2005	20,000	20,000		-	0.15	-	-
December 2005	457,163			457,163	0.15	—	-
February 2006	230,000			230,000	0.65	230,000	February 2016
February 2006	40,000			40,000	1.5	40,000	February 2011
February 2006	8,000			8,000	0.15	8,000	February 2011
February 2006	189,000	97,696	91,304	-	0.5	-	-
May 2006	50,000			50,000	0.0005	50,000	May 2016
May -December 2006	48,000			48,000	0.35	48,000	May - December 2011
May -December 2006	48,000			48,000	0.75	48,000	May - December 2011
May 2006	200,000			200,000	1	200,000	May 2011
June 2006	24,000			24,000	0.15	24,000	June 2011
May 2006	19,355			19,355	0.15	19,355	May 2011
October 2006	630,000	630,000		-	0.3	-	-
December 2006	200,000		200,000	-	0.45	-	-
March 2007	200,000			200,000	0.47	200,000	March 2012
March 2007	500,000			500,000	0.47	458,333	March 2017
March 2007	50,000			50,000	0.15	—	-
March 2007	15,000			15,000	0.15	15,000	February 2012
February 2007	50,000		50,000	-	0.45	-	-
March 2007	225,000		225,000	-	0.45	-	-
March 2007	50,000			50,000	0.45	—	-
April 2007	33,300		25,000	8,300	0.45	—	-
May 2007	250,000		250,000	-	0.45	-	-
July 2007	500,000			500,000	0.39	402,778	July 2017
September 2007	500,000			500,000	0.15	500,000	August 2017
August 2007	7,562,500			7,562,500	0.2	7,562,500	November 2013
July 2007	30,000		30,000	-	0.45	-	-
July 2007	100,000			100,000	0.45	—	-
October 2007	200,000			200,000	0.15	200,000	August-October 2017
November 2007	2,520,833			2,520,833	0.20	2,520,833	November 2013
November 2007	2,016,667			2,016,667	0.29	2,016,667	November 2013
April 2008	4,537,500			4,537,500	0.29	4,537,500	November 2013
August 2008	3,529,166			3,529,166	0.29	3,529,166	November 2013
August 2008	1,008,333			1,008,333	0.36	1,008,333	November 2013
November 2008	100,000			100,000	0.15	100,000	September 2018
April 2009	200,000			200,000	0.1	-	April 2019
October 2009	200,000			200,000	0.067	-	October 2019
October 2009	4,537,500			4,537,500	0.29	4,537,500	November 2013
January 2010	1,250,000			1,250,000	0.50	1,250,000	January 2012
February 2010	125,000			125,000	0.01	125,000	February 2020
February 2010	3,000,000			3,000,000	0.50	3,000,000	February 2012
	52,636,470	9,059,404	3,480,836	40,096,230		38,778,378	

BRAINSTORM CELL THERAPEUTICS INC. AND SUBSIDIARY
(A development stage company)

Notes to the financial statements

NOTE 11 - STOCK CAPITAL (Cont.)

B. Issuance of shares, warrants and options: (Cont.)

3. Shares and warrants to service providers: (Cont.)

The fair value for the warrants to service providers was estimated on the date of grant using a Black-Scholes option pricing model, with the following weighted-average assumptions for the year ended December 31, 2010 and December 31, 2009; weighted average volatility of 140% and 126%-165%, respectively, risk free interest rates of 2.39%-3.14% and 0.37%-2.12%, respectively dividend yields of 0% and a weighted average life of the options of 5-5.5 and 1-9 years, respectively.

b) Shares:

On June 1 and June 4, 2004, the Company issued 40,000 and 150,000 shares of Common Stock for 12 months of filing services and legal and due-diligence services, respectively, with respect to a private placement. Compensation expense related to filing services, totaling $26, is amortized over a 12-month period. Compensation related to legal services, totaling $105 was recorded as equity issuance cost and had no effect on the statement of operations.

On July 1 and September 22, 2004, the Company issued 20,000 and 15,000 shares to a former director for financial services for the first and second quarters of 2004, respectively. Related compensation in the amount of $39 was recorded as general and administrative expense.

On February 10, 2005, the Company signed an agreement with one of its service providers according to which the Company issued the service provider 100,000 restricted shares at a purchase price of $0.00005 par value under the U.S Stock Option and Incentive Plan of the Company. The restricted shares are subject to the Company's right to repurchase them within one year of the grant date as follows: (i) in the event that the service provider breaches his obligations under the agreement, the Company shall have the right to repurchase the restricted shares at a purchase price equal to par value; and (ii) in the event that the service provider has not breached his obligations under the agreement, the Company shall have the right to repurchase the restricted shares at a purchase price equal to the then fair market value of the restricted sha res.

In March and April 2005, the Company signed an agreement with four members of its Scientific Advisory Board according to which the Company issued to the members of the Scientific Advisory Board 400,000 restricted shares at a purchase price of $0.00005 par value under the U.S Stock Option and Incentive Plan (100,000 each). The restricted shares will be subject to the Company's right to repurchase them if the grantees cease to be members of the Company's Advisory Board for any reason. The restrictions of the shares shall lapse in three annual and equal portions commencing with the grant date.

In July 2005, the Company issued to its legal advisors 50,000 shares for legal services for 12 months. The compensation related to the shares in the amount of $37.5 was recorded as general and administrative expense.

In January 2006, the Company issued to two service providers 350,000 restricted shares at a purchase price of $0.00005 par value under the U.S Stock Option and Incentive Plan of the Company. The restricted shares are subject to the Company's right to repurchase them within 12 months from the grant date as follows: (i) in the event that the service providers breach their obligations under the agreement, the Company shall have the right to repurchase the restricted shares at a purchase price equal to the par value; and (ii) in the event that the service providers have not breached their obligations under the service agreements, the Company shall have the right to repurchase the restricted shares at a purchase price equal to the fair market value of the restric ted shares. Related compensation in the amount of $23 was recorded as general and administrative expense.

NOTE 11 - STOCK CAPITAL (Cont.)

B. Issuance of shares, warrants and options: (Cont.)

3. Shares and warrants to service providers: (Cont.)

b) Shares: (Cont.)

On March 6, 2006, the Company issued to its legal advisor 34,904 shares of Common Stock. The shares are in lieu of $18.5 payable to the legal advisor. Related compensation in the amount of $18.5 was recorded as general and administrative expense.

On April 13, 2006, the Company issued to service providers 60,000 shares at a purchase price of $0.00005 par value under the U.S Stock Option and Incentive Plan of the Company. Related compensation in the amount of $25.8 was recorded as general and administrative expense.

On May 9, 2006, the Company issued to its legal advisor 65,374 shares of Common Stock in lieu of payment for legal services. Related compensation in the amount of $33 was recorded as general and administrative expense.

On June 7, 2006, the Company issued 50,000 shares of Common Stock for filing services for 12 months. Related compensation in the amount of $24.5 was recorded as general and administrative expense.

On May 5, 2006, the Company issued 200,000 shares to a finance consultant for his services. Related compensation in the amount of $102 was recorded as general and administrative expense.

On August 14, 2006, the Company issued 200,000 shares to a service provider. Related compensation in the amount of $68 was recorded as general and administrative expense.

On August 17, 2006, the Company issued 100,000 shares to a service provider. Related compensation in the amount of $35 was recorded as general and administrative expense.

On September 17, 2006, the Company issued to its legal advisor 231,851 shares of Common Stock. The shares are in lieu of $63 payable to the legal advisor.

During April 1 and September 30, 2006, the Company issued to its business development advisor, based on an agreement, 240,000 shares of Common Stock. Related compensation in the amount of $74 was recorded as general and administrative expense.

On January 3, 2007, the Company issued to its legal advisor 176,327 shares of Common Stock. The shares are for the $45 payable to the legal advisor. Related compensation in the amount of $49 was recorded as general and administrative expense.

NOTE 11 - STOCK CAPITAL (Cont.)

B. Issuance of shares, warrants and options: (Cont.)

3. Shares and warrants to service providers: (Cont.)

b) Shares: (Cont.)

On April 12, 2007, the Company issued to its filing and printing service providers 80,000 shares of Common Stock. The shares issued are for the $15 payable to the service provider. Related compensation in the amount of $30 was recorded as general and administrative expense. In addition, the Company is obligated to issue the filing and printing service providers additional shares, in the event that the total value of the shares previously issued (as quoted on the Over-the-Counter Bulletin Board or such other exchange where the Common Stock is quoted or listed) is less than $0.20, on March 20, 2008. In no event shall the Company issue more than 30,000 additional shares to the service providers. As a result, the Company recorded a liability in the amount of $20.

On April 12, 2007, the Company issued to its legal advisor 108,511 shares of Common Stock. The shares are for $29 payable to the legal advisor. Related compensation in the amount of $40 was recorded as general and administrative expense.

On May 18, 2007, the Company issued to its legal advisor 99,257 shares of Common Stock. The shares are for $33, payable to the legal advisor. Related compensation in the amount of $33 was recorded as general and administrative expense.

On October 29, 2007, the Company issued to a scientific advisory board member 80,000 shares of the Company's Common Stock for scientific services. Compensation of $67 was recorded as research and development expense.

On May 20, 2008, the Company issued to its finance advisor 90,000 shares of the Company's common stock. The shares are for $35 payable to the finance advisor for introduction fee of past convertible loans. Related compensation in the amount of $36 is recorded as finance expenses.

On April 5, 2009, the Company issued to its Chief Technology Advisor 1,800,000 shares of Common Stock. The shares are for $180 payable to the advisor. Related compensation in the amount of $144 was recorded as research and development expense.

On June 24, 2009, the Company issued to its public relation advisor 250,000 shares of Common Stock. The shares are for $25 payable to the advisor. Related compensation in the amount of $18 was recorded as general and administrative expense.

On July 8, 2009, the Company issued to its finance consultant 285,714 shares of the Company's Common Stock. The shares are for $20 payable to the finance consultant for valuation of options and warrants. Related compensation in the amount of $20 is recorded as general and administrative expense.

On July 15, 2009, the Company issued to its service provider 357,142 shares of the Company's common stock. The shares are for $25 payable to the service provider for filing services. Related compensation in the amount of $21 is recorded as general and administrative expense.

NOTE 11 - STOCK CAPITAL (Cont.)

B. Issuance of shares, warrants and options: (Cont.)

3. Shares and warrants to service providers: (Cont.)

b) Shares: (Cont.)

On August 10, 2009, the Company issued to its service provider 71,428 shares of the Company's Common Stock. The shares are for $5 payable to the service provider for IT services. Related compensation in the amount of $4 is recorded as general and administrative expense.

On October 1, 2009, the Company issued to its service provider 150,000 shares of the Company's Common Stock. The shares are for financial and investor relation services done by the provider. Related compensation in the amount of $51 is recorded as general and administrative expense.

On October 2, 2009, the Company issued to its service provider 1,250,000 shares of the Company's Common Stock. The shares are for investor and public relation services. Related compensation in the amount of $400 is recorded as general and administrative expense.

On December 30, 2009, the Company issued to Ramot 1,120,000 shares of the Company's Common Stock (see note 3 and 15 B).

On December 13, 2009, the Company issued a $135 Convertible Promissory Note to it legal advisor for $217 in legal fees accrued through October 31, 2009. Interest on the note accrued at the rate of 4%.

On February 19, 2010, the Company's legal advisor converted the entire accrued principal and interest of outstanding under the note into 402,385 shares of Common Stock.

On January 6, 2010, the Company issued to its service provider 60,000 shares of the Company's common stock. The shares are for $15 payable to the service provider for insurance and risk management consulting and agency services for three years.

On January 5 2010, the Company issued to its public relation advisors 50,000 shares of the Company's common stock for six months service. The issuance of the shares is part of the agreement with the public relation advisors that entitle to get a monthly grant of 8,333 shares of the Company's common stock

In May 2010, based on a board resolution dated June 29, 2009 the Company issued to one of its public relation advisor 100,000 restricted shares of Common Stock. The restrictions of the shares shall lapse in three annual and equal portions commencing with the grant date.

On December 16, 2010, the Company granted to its service provider 200,000 shares of the Company's Common Stock. The shares are for investor and public relation services. Related compensation in the amount of $40 is recorded as general and administrative expense.

On December 16, 2010, the Company granted to its Chief Medical Advisor 900,000 shares of the Company's Common Stock for services rendered through December 31 2010. Related compensation in the amount of $180 is recorded as research and development expense.

BRAINSTORM CELL THERAPEUTICS INC. AND SUBSIDIARY
(A development stage company)

Notes to the financial statements

NOTE 11 - STOCK CAPITAL (Cont.)

B. Issuance of shares, warrants and options: (Cont.)

3. Shares and warrants to service providers: (Cont.)

On December 16, 2010 the Company granted to its Chief Scientist 200,000 shares of the Company's Common Stock for services rendered through December 31 2010. Related compensation in the amount of $40 is recorded as research and development expense.

A summary of the Company's stock awards activity related to shares issued to service providers and related information is as follows:

	Year ended December 31, 2010		Year ended December 31, 2009	
	Amount of shares	Weighted average issue price	Amount of shares	Weighted average issue price
		$		$
Outstanding at beginning of period	8,225,508	0.26	2,941,224	0.85
Issued	1,510,000	0.2	5,284,284	0.18
Outstanding at end of period	9,735,508	0.25	8,225,508	0.26

c) Stock-based compensation and issuance of shares recorded by the Company in respect of shares and warrants granted to service providers amounted to $96 and $775 for the year ended December 31, 2010 and 2009, respectively.

The total stock-based compensation expense, related to shares, options and warrants granted to employees and service providers, was comprised, at each period, as follows:

	Year ended December 31,		Period from September 22, 2000 (inception date) through December 31,
	2010	2009	2010
Research and development	325	289	17,239
General and administrative	560	895	9,038
Financial expenses, net	-	-	56
Total stock-based compensation expense	885	1,184	26,333

NOTE 12 - RESEARCH AND DEVELOPMENT, NET

	December 31,		Period from September 22, 2000 (inception date) through December 31,
	2010	2009	2010
Research and development	1,385	1,069	24,756
Less : Ramot reverse accruals (See Note 3)	-	(760)	(760)
Less : Participation by the Israeli Office of the Chief Scientist	(340)	(128)	(1,266)
	1,045	181	22,730

NOTE 13 - TAXES ON INCOME

A. Tax rates applicable to the income of the subsidiary:

In June 2004, an amendment to the Income Tax Ordinance (No. 140 and Temporary Provision), 2004 was passed by the "Knesset" (Israeli parliament) and on July 25, 2005, another law was passed, the amendment to the Income Tax Ordinance (No. 147) 2005, according to which the corporate tax rate is to be progressively reduced to the following tax rates: 2004 - 35%, 2005 - 34%, 2006 - 31%, 2007 - 29%, 2008 - 27%, 2009 - 26%, 2010 and thereafter - 25%.

B. Tax laws applicable to the income of the Subsidiary:

Income Tax (Inflationary Adjustments) Law, 1985:

According to the law, the results for tax purposes are measured based on the changes in the Israeli Consumer Price Index ("CPI").

The Law for the Encouragement of Capital Investments, 1959 ("the Law"):

According to the Law, BCT is entitled to various tax benefits by virtue of "beneficiary enterprise" status granted, as defined by this Law.

In March 2005, the Israeli Parliament passed the Arrangements Law for fiscal year 2005, which includes a broad and comprehensive amendment to the provisions of the Law ("Amendment No. 60 to the Law").

The principal benefits by virtue of the Law are:

Tax benefits and reduced tax rates under the Alternative Track of Benefits:

The Company is tax exempt for a benefit period of two years and in the five/eight subsequent years of the benefit period is subject to a reduced tax rate of 10%-25%.

C. Changes in the tax laws applicable to the income of the Subsidiary:

In February 2008, the "Knesset" (Israeli parliament) passed an amendment to the Income Tax (Inflationary Adjustments) Law, 1985, which limits the scope of the law beginning in 2008 and thereafter. Beginning in 2008, the results for tax purposes will be measured in nominal values, excluding certain adjustments for changes in the Consumer Price Index carried out in the period up to December 31, 2007. The amended law includes, inter alia, the elimination of the inflationary additions and deductions and the additional deduction for depreciation starting in 2008.

NOTE 13 - TAXES ON INCOME (Cont.)

D. Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:

	December 31,	
	2010	2009
Operating loss carryforward	32,165	30,206
Net deferred tax asset before valuation allowance	13,187	12,858
Valuation allowance	(13,187)	(12,858)
Net deferred tax asset	-	-

As of December 31, 2010, the Company has provided valuation allowances of $13,012 in respect of deferred tax assets resulting from tax loss carryforward and other temporary differences. Management currently believes that because the Company has a history of losses, it is more likely than not that the deferred tax regarding the loss carryforward and other temporary differences will not be realized in the foreseeable future.

E. Available carryforward tax losses:

As of December 31, 2010, the Company has an accumulated tax loss carryforward of approximately $12,716. Carryforward tax losses in the U.S. can be carried forward and offset against taxable income in the future for a period of 20 years. Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

F. Loss from continuing operations, before taxes on income, consists of the following:

	Year ended December 31,	
	2010	2009
United States	(1,235)	(890)
Israel	(1,165)	(891)
	(2,400)	(1,781)

G. Due to the company cumulative losses the effect of ASC 740 as codified from ASC 740-10 (formerly FIN 48) are not material.

H. BCT has not received final tax assessments since its incorporation.

BRAINSTORM CELL THERAPEUTICS INC. AND SUBSIDIARY
(A development stage company)

Notes to the financial statements

NOTE 14 - TRANSACTIONS WITH RELATED PARTIES

	Year ended December 31, 2010	2009
A. Fees and related benefits and compensation expenses in respect of options granted to a member of the Board who is a related party	318	27

B. As for transactions with Ramot, see Note 3.

NOTE 15 - SUBSEQUENT EVENTS

A. In January and February 2011, the Company received additional grants from the Chief Scientific Officer, totaling $381, as its participation in 2010 Research and Development costs.

B. In January 2011 Ramot exercised additional 167,530 Common Stock of the Company, for $35, which finalized the sale of the 1,120,000 Common Stock of the Company granted to Ramot for $235. In February 2011 the Company paid the remaining $5 and finalized the balance due to Ramot according to the settlement agreement between the parties dated December 24, 2009 (See Note 4).

C. On January 18, 2011 the Company and an investor signed an agreement to balance amounts due to the investor, totaling $20, against the remaining balance of the investment. The Company issued to the investor 10,499,999 shares of Common Stock and a warrant to purchase 4,539,500 shares of the Company's Common Stock at an exercise price of $0.20 per share (see Note 15 B 1 (f)).

D. On January 30, 2011 the Company signed an agreement with a new COO and acting CEO. According to the employment agreement, the new COO received 450,000 options to purchase Common Stock of the Company at $0.20.

E. On February 7, 2011, the Company issued 833,333 shares of Common Stock, at a price of $0.3 per share, and a warrant to purchase 641,026 shares of the Company's Common Stock at an exercise price of $0.39 per share for one year for total proceeds of $250.

F. On February 16, 2011 one of the Company's consultants exercised 100,000 warrants to Common Stock for $33.

G. On February 17, 2011, one of the Company's former employees exercised 56,330 options for $23.

H. On February 18, 2011, the Company's legal advisor converted the entire accrued principal and interest of the Convertible Promissory Note granted on September 15, 2010, totaling $137, into 445,617 shares of Common Stock (See Note 8).

I. On February 23, 2011, the Company entered into an investment agreement, pursuant to which the Company agreed to sell up to 12,815,000 shares of Common Stock, for an aggregate subscription price of up to $3.6 million and warrants to purchase up to 19,222,500 shares of Common Stock as follows: warrant to purchase 12,815,000 shares of Common Stock at $0.5 for two years, and warrants to purchase 6,407,500 shares of Common Stock at $0.28 for one year.

In addition, the Company agreed to pay 10% of the funds received for the distribution services received, out of this amount, 4% will be paid in stock and the remaining 6% in cash.

J. On February 23, 2011, the Company submitted to the MOH, the sterility validation study report, as required in the clearance granted by the MOH to the Company in October 2010, for a Phase I/II clinical trial using the Company's autologous NurOwn™ stem cell therapy in patients with ALS. (See note 1 I).

NOTE 15 - SUBSEQUENT EVENTS (Cont.)

K. In February 2011, the U.S. Food and Drug Administration (FDA) has granted orphan drug designation to the Company's NurOwn™ autologous adult stem cell product candidate for the treatment of amyotrophic lateral sclerosis (ALS).

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Item 9A. CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this annual report, we carried out an evaluation, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")). Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as a result of the material weakness in our internal control over financial reporting described below, our disclosure controls and procedures were not effective, as of the end of the period covered by this report, to ensure that information required to be disclosed by us in the reports we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that the information required to be disclosed by us in such reports is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2010 based on the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the evaluation, our management concluded that, as of December 31, 2010, our internal control over financial reporting was not effective.

A material weakness is a control deficiency, or combination of control deficiencies in internal control over financial reporting, that results in more than a remote likelihood that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected. Management identified the following material weakness in its assessment of the effectiveness of internal control over financial reporting as of December 31, 2010:

- The Company did not maintain effective controls over certain aspects of the financial reporting process because we lacked a sufficient complement of personnel with a level of accounting expertise and an adequate supervisory review structure that is commensurate with the Company's financial reporting requirements.

Nevertheless, based on a number of factors, including the performance of additional procedures performed by management designed to ensure the reliability of our financial reporting, our Chief Executive Officer and Chief Financial Officer believe that the consolidated financial statements included with this annual report fairly present, in all material respects, our financial position, results of operations, and cash flows as of the dates, and for the periods, presented, in conformity with U.S. GAAP.

Management's Remediation Initiatives

Based on our financial condition and if we are able to raise sufficient funds, we plan to recruit new staff and develop policies and procedures for training of personnel or external advisers to verify that we have a sufficient number of personnel with knowledge, experience and training in the application of generally accepted accounting principles commensurate with our financial reporting and U.S. GAAP requirements. Where necessary, we will supplement personnel with qualified external advisors. Additionally, where appropriate and if we have the resources, we plan to identify training on accounting principles and procedures that would benefit our accounting and finance personnel.

Internal Control Enhancements Implemented During the Fiscal Year Ended December 31, 2010

During the fiscal year ended December 31, 2010, we were unable to implement any enhancements to our internal control over financial reporting due to insufficient funds.

Inherent Limitations on Internal Control

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of simple errors. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls is also based in part upon certain assumptions about the likel ihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Changes in Internal Control Over Financial Reporting

Other than as described above, there were no changes in our internal control over financial reporting that occurred during the last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. OTHER INFORMATION.

None.

PART III

Item 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

Except as set forth below, for information required by Item 10 see the Definitive Proxy Statement which will be filed with the Securities and Exchange Commission and is incorporated herein by reference.

Code of Ethics

On May 27, 2005, our Board of Directors adopted a Code of Business Conduct and Ethics that applies to, among other persons, members of our Board of Directors, officers, employees, contractors, consultants and advisors. A copy of the Company's Code of Business Conduct and Ethics is posted on the Company's website at *www.brainstorm-cell.com*.We intend to satisfy the disclosure requirement regarding any amendment to, or waiver of, a provision of the Code of Business Conduct and Ethics applicable to the Company's principal executive officer or its senior financial officers (principal financial officer and controller or principal accounting officer, or persons performing similar functions) by posting such information on our website.

Item 11. EXECUTIVE COMPENSATION.

For information required by Item 11 see the Definitive Proxy Statement which will be filed with the Securities and Exchange Commission and is incorporated herein by reference.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

Except as set forth below, for information required by Item 12 see the Definitive Proxy Statement which will be filed with the Securities and Exchange Commission and is incorporated herein by reference.

Equity Compensation Plan Information

The following table summarizes certain information regarding our equity compensation plans as of December 31, 2010:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	13,225,111(1)	$ 0.187	318,351(2)
Equity compensation plans not approved by security holders	0		0
Total	13,225,111(1)		318,351(2)

(1) Does not include 600,000 shares of restricted stock that the Company has issued pursuant to the 2005 U.S. Stock Option and Incentive Plan to scientific advisory board members, directors, service providers, and consultants.

(2) A total of 14,143,462 shares of our common stock was reserved for issuance in aggregate under the 2004 Global Share Option Plan and the 2005 U.S. Stock Option and Incentive Plan and the amendment in June 2008. Any awards granted under the 2004 Global Share Option Plan or the 2005 U.S. Stock Option and Incentive Plan will reduce the total number of shares available for future issuance under the other plan.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

For information required by Item 13 see the Definitive Proxy Statement which will be filed with the Securities and Exchange Commission and is incorporated herein by reference.

Item 14. PRINCIPAL ACCOUNTING FEES AND SERVICES.

For information required by Item 14 see the Definitive Proxy Statement which will be filed with the Securities and Exchange Commission and is incorporated herein by reference.

PART IV

Item 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES.

Financial Statements.

The financial statements listed in the Index to Consolidated Financial Statements are filed as part of this report.

Financial Statement Schedules.

All financial statement schedules have been omitted as they are either not required, not applicable, or the information is otherwise included.

Exhibits.

The exhibits listed in the Exhibit Index are filed with or incorporated by reference in this report.

SIGNATURES

In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRAINSTORM CELL THERAPEUTICS INC.

Date: March 31, 2011

By: /s/ Adrian Harel
Name: Adrian Harel
Title: Chief Executive Officer and Chief Operating Officer

In accordance with the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	*Title*	*Date*
/s/ Adrian Harel *Adrian Harel*	*Chief Executive Officer and Chief Operating Officer* *(Principal Executive Officer)*	*March 30, 2011*
/s/ Liat Sossover *Liat Sossover*	*Chief Financial Officer* *(Principal Financial and Accounting Officer)*	*March 30, 2011*
/s/ Irit Arbel *Irit Arbel*	*Director*	*March 30, 2011*
/s/ Abraham Efrati *Abraham Efrati*	*Director*	*March 30, 2011*
/s/ Abraham Israeli *Abraham Israeli*	*Director*	*March 30, 2011*
Alon Pinkas	*Director*	*March 30, 2011*
Robert Shorr	*Director*	*March 30, 2011*
/s/ Malcolm Taub *Malcolm Taub*	*Director*	*March 30, 2011*

EXHIBIT INDEX

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of November 28, 2006, by and between Brainstorm Cell Therapeutics Inc., a Washington corporation, and Brainstorm Cell Therapeutics Inc., a Delaware corporation, is incorporated herein by reference to Appendix A of the Company's Definitive Schedule 14A dated November 20, 2006 (File No. 333-61610).
3.1	Certificate of Incorporation of Brainstorm Cell Therapeutics Inc. is incorporated herein by reference to Appendix B of the Company's Definitive Schedule 14A dated November 20, 2006 (File No. 333-61610).
3.2	ByLaws of Brainstorm Cell Therapeutics Inc. is incorporated herein by reference to Appendix C of the Company's Definitive Schedule 14A dated November 20, 2006 (File No. 333-61610).
3.3	Amendment No. 1 to ByLaws of Brainstorm Cell Therapeutics Inc., dated as of March 21, 2007, is incorporated herein by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K dated March 27, 2007 (File No. 333-61610).
10.1	Research and License Agreement, dated as of July 8, 2004, by and between the Company and Ramot at Tel Aviv University Ltd. is incorporated herein by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K dated July 8, 2004 (File No. 333-61610).
10.2	Research and License Agreement, dated as of March 30, 2006, by and between the Company and Ramot at Tel Aviv University Ltd. is incorporated herein by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K dated March 30, 2006 (File No. 333-61610).
10.3	Amendment Agreement, dated as of May 23, 2006, to Research and License Agreement, by and between the Company and Ramot at Tel Aviv University Ltd. is incorporated herein by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K/A dated March 30, 2006 (File No. 333-61610).
10.4	Form of Common Stock Purchase Warrant, dated as of November 4, 2004, issued pursuant to Research and License Agreement with Ramot at Tel Aviv University Ltd. is incorporated herein by reference to Exhibit 4.07 of the Company's Current Report on Form 8-K/A dated November 4, 2004 (File No. 333-61610).
10.5	Amendment Agreement, dated as of March 31, 2006, among the Company, Ramot at Tel Aviv University Ltd. and certain warrantholders is incorporated herein by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K dated March 30, 2006 (File No. 333-61610).
10.6	Form of Common Stock Purchase Warrant, dated as of November 4, 2004, issued as a replacement warrant under the Amendment Agreement to Ramot at Tel Aviv University Ltd., is incorporated herein by reference to Exhibit 10.4 of the Company's Current Report on Form 8-K dated March 30, 2006 (File No. 333-61610).
10.7	Second Amended and Restated Research and License Agreement, dated July 31, 2007, by and between the Company and Ramot at Tel Aviv University Ltd. is incorporated herein by reference to Exhibit 10.4 of the Company's Quarterly Report on Form 10-QSB dated June 30, 2007 (File No. 333-61610).

10.8	Second Amended and Restated Registration Rights Agreement, dated August 1, 2007, by and between the Company and Ramot at Tel Aviv University Ltd. is incorporated herein by reference to Exhibit 10.5 of the Company's Quarterly Report on Form 10-QSB dated June 30, 2007 (File No. 333-61610).
10.9	Waiver and Release, dated August 1, 2007, executed by Ramot at Tel Aviv University Ltd. in favor of the Company is incorporated herein by reference to Exhibit 10.6 of the Company's Quarterly Report on Form 10-QSB dated June 30, 2007 (File No. 333-61610).
10.10	Letter Agreement, dated December 24, 2009, by and between the Company and Ramot at Tel Aviv University Ltd. is incorporated herein by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed December 31, 2009 (File No. 333-61610).
10.11	Amendment No. 1 to Second Amended and Restated Research and License Agreement, by and between the Company and Ramot at Tel Aviv University Ltd. is incorporated herein by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed Decembed 31, 2009 (File No. 333-61610).
10.12	Consulting Agreement, dated as of July 8, 2004, by and between the Company and Prof. Eldad Melamed is incorporated herein by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K dated July 8, 2004 (File No. 333-61610).
10.13	Consulting Agreement, dated as of July 8, 2004, by and between the Company and Dr. Daniel Offen is incorporated herein by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K dated July 8, 2004 (File No. 333-61610).
10.14*	Employment Agreement, dated as of October 7, 2007, by and among Brainstorm Cell Therapeutics Ltd., the Company and Abraham Efrati is incorporated herein by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K/A dated October 15, 2007 (File No. 333-61610).
10.15	Lease Agreement, dated as of December 1, 2004, among the Company, Petah Tikvah Science and Technology District 'A' Ltd., Petah Tikvah Science and Technology District 'B' Ltd. and Atzma and Partners Maccabim Investments Ltd. is incorporated herein by reference to Exhibit 10.10 of the Company's Quarterly Report on Form 10-QSB dated December 31, 2004 (File No. 333-61610).
10.16*	Amended and Restated 2004 Global Share Option Plan is incorporated herein by reference to Exhibit A of the Company's Definitive Proxy Statement on Schedule 14Afiled April 29, 2008 (File No. 333-61610).
10.17*	Amended and Restated 2005 U.S. Stock Option and Incentive Plan is incorporated herein by reference to Exhibit B of the Company's Definitive Proxy Statement on Schedule 14A filed on April 29, 2008 (File No. 333-61610).
10.18*	Option Agreement, dated as of December 31, 2004, by and between the Company and David Stolick is incorporated herein by reference to Exhibit 10.15 of the Company's Current Report on Form 8-K dated March 28, 2005 (File No. 333-61610).
10.19*	Amendment to Option Agreement, dated as of February 6, 2006, by and between the Company and David Stolick is incorporated herein by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K dated February 6, 2006 (File No. 333-61610).

10.20	Common Stock Purchase Warrant, dated as of May 16, 2005, issued to Trout Capital LLC is incorporated herein by reference to Exhibit 10.19 of the Company's Quarterly Report on Form 10-QSB dated June 30, 2005 (File No. 333-61610).
10.21	Collaboration Agreement, dated as of December 26, 2006, by and between the Company and Fundacion para la Investigacion Medica Aplicada is incorporated herein by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K dated January 23, 2007. (File No. 333-61610).
10.22	Subscription Agreement, dated July 2, 2007, by and between the Company and ACCBT Corp. is incorporated herein by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on July 5, 2007 (File No. 333-61610).
10.23	Amendment to Subscription Agreement, dated as of July 31, 2009, by and between the Company and ACCBT Corp. is incorporated herein by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on August 24, 2009 (File No. 333-61610).
10.24	Form of Common Stock Purchase Warrant issued by the Company to ACCBT Corp. is incorporated herein by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed on July 5, 2007 (File No. 333-61610).
10.25	Form of Registration Rights Agreement by and between the Company and ACCBT Corp. is incorporated herein by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K filed on July 5, 2007 (File No. 333-61610).
10.26	Form of Security Holders Agreement, by and between ACCBT Corp. and certain security holders of the Registrant is incorporated herein by reference to Exhibit 10.4 of the Company's Current Report on Form 8-K filed on July 5, 2007 (File No. 333-61610).
10.27	Finder's Fee Agreement, dated as of October 29, 2007, by and between the Company and Tayside Trading Ltd. is incorporated herein by reference to Exhibit 10.63 of the Company's Annual Report on Form 10-KSB filed on April 14, 2008 (File No. 333-61610).
10.28	Subscription Agreement, dated January 24, 2010, by and between the Company and Reytalon Ltd. is incorporated herein by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on February 1, 2010 (File No. 333-61610).
10.29	Common Stock Purchase Warrant, dated January 24, 2010, issued by the Company to Reytalon Ltd. is incorporated herein by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed on February 1, 2010 (File No. 333-61610).
10.30	Securities Purchase Agreement, dated as of February 17, 2010, by and between the Company and Abraham Suisse is incorporated herein by reference to Exhibit 10.69 of the Company's Annual Report on Form 10-K filed on March 25, 2010 (File No. 333-61610).
10.31	Securities Purchase Agreement, dated as of February 17, 2010, by and between the Company and Yaakov Ben Zaken is incorporated herein by reference to Exhibit 10.70 of the Company's Annual Report on Form 10-K filed on March 25, 2010 (File No. 333-61610).
10.32	Securities Purchase Agreement, dated as of February 17, 2010, by and between the Company and Abram Nanikashvili is incorporated herein by reference to Exhibit 10.71 of the Company's Annual Report on Form 10-K filed on March 25, 2010 (File No. 333-61610).

10.33*	Agreement, dated April 13, 2010, by and between the Company, Abraham Israeli and Hadasit Medical Research Services and Development Ltd. is incorporated herein by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on April 15, 2010 (File No. 333-61610).
10.34	Convertible Promissory Note, dated as of September 15, 2010, issued by the Company to Thomas B. Rosedale is incorporated herein by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q filed on November 15, 2010 (File No. 333-61610).
10.35*	Employment Agreement, dated June 23, 2010, by and between the Brainstorm Cell Therapeutics Ltd. and Liat Sossover is incorporated herein by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q filed on August 16, 2010 (File No. 333-61610).
10.36*	Employment Agreement, dated January 30, 2011, by and between Brainstorm Cell Therapeutics Ltd. and Dr. Adrian Harel is incorporated herein by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on February 2, 2011 (File No. 333-61610).
10.37	Form of Securities Purchase Agreement, dated as of February 2011, by and between the Company and certain investors.
10.38	Form of Common Stock Purchase Warrant, dated as of February 2011, issued by the Company to certain investors.
10.39	Form of Securities Purchase Agreement, dated as of February 7, 2011, by and between the Company and Karinel Ltd.
10.40	Form of Common Stock Purchase Warrant, dated as of February 7, 2011, issued by the Company to Karinet Ltd.
21	Subsidiaries of the Company is incorporated herein by reference to Exhibit 21 of the Company's Transition Report on Form 10-KSB filed on March 30, 2007 (File No. 333-61610).
23	Consent of Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu.
31.1	Certification by the Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification by the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Management contract or compensatory plan or arrangement filed in response to Item 15(a)(3) of Form 10-K.